     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1998

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                     ML LIFE INSURANCE COMPANY OF NEW YORK
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    NEW YORK
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      6312
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   16-1020455
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                         100 CHURCH STREET, 11TH FLOOR
                         NEW YORK, NEW YORK 10080-6511
                                 (212) 602-8250
                        (ADDRESS INCLUDING ZIP CODE, AND
                     TELEPHONE NUMBER, INCLUDING AREA CODE
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                            ------------------------
                            BARRY G. SKOLNICK, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                     ML LIFE INSURANCE COMPANY OF NEW YORK
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-1429
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE OF AGENT FOR SERVICE)
                            ------------------------
                                    COPY TO:

                             STEPHEN E. ROTH, ESQ.
                            KIMBERLY J. SMITH, ESQ.
                        SUTHERLAND, ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                             WASHINGTON, D.C. 20004

If any of the Securities that have been registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to Registration Statement Nos. 33-34562 and 33-60288.
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                                      PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                AMOUNT TO BE           PROPOSED MAXIMUM       AGGREGATE OFFERING            AMOUNT OF
SECURITIES TO BE REGISTERED             REGISTERED    OFFERING PRICE PER UNIT                    PRICE     REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Modified Guaranteed Annuity
  Contracts....................                  *                          *            $50,000,000**            $14,750**

================================================================================
 * The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount to be registered and the proposed maximum offering price per unit are not applicable since these securities are not issued in predetermined amounts or units.
** Amounts previously registered in connection with File Nos. 33-34562 and
   33-60288 were $120,000,000 and $150,000,000, respectively.
                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS

MAY 1, 1998

                               ML NY ASSET I(SM)

                Individual Modified Guaranteed Annuity Contract
                                   issued by

                     ML Life Insurance Company of New York

   Home Office: 100 Church Street, 11th Floor; New York, New York 10080-6511
                             Phone: (800) 333-6524

                                OFFERED THROUGH

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

The contract described in this Prospectus (the "Contract") is issued by ML Life Insurance Company of New York ("ML of New York") and is designed to provide annuity payments in connection with retirement plans that may or may not qualify for special federal income tax treatment under the Internal Revenue Code. The Contract permits contract owners to make a single premium payment to be accumulated at a guaranteed rate or rates of interest depending upon the Guarantee Period or Periods selected by the contract owner. ML of New York may offer Guarantee Periods of from one to ten years. ML of New York reserves the right at any time to decrease or increase the number of Guarantee Periods offered. An individual considering an investment should check with his or her Financial Consultant to determine the availability of Guarantee Periods. At the end of any Guarantee Period the accumulated value may be reinvested for one or more new Guarantee Periods at the current interest rates then offered by ML of New York. A WITHDRAWAL MADE PRIOR TO THE END OF A GUARANTEE PERIOD WILL BE SUBJECT TO A MARKET VALUE ADJUSTMENT, WHICH COULD HAVE THE EFFECT OF EITHER INCREASING OR DECREASING THE CONTRACT OWNER'S ACCOUNT VALUES, AND A WITHDRAWAL CHARGE.

THE PURCHASE OF THIS CONTRACT INVOLVES CERTAIN RISKS. BECAUSE IT IS A MODIFIED GUARANTEED ANNUITY, THE CONTRACT IS SUBJECT TO A MARKET VALUE ADJUSTMENT IF, PRIOR TO THE END OF A SELECTED GUARANTEE PERIOD, FUNDS ARE WITHDRAWN OR THE CONTRACT IS SURRENDERED, THE CONTRACT IS ANNUITIZED OR A DEATH BENEFIT BECOMES PAYABLE. OTHER THAN IN CERTAIN SITUATIONS, SUCH AS PAYMENT OF A DEATH BENEFIT, A MARKET VALUE ADJUSTMENT COULD HAVE THE EFFECT OF DECREASING THE ACCOUNT VALUE. THEREFORE, UNDER ANY OF THE CONDITIONS DESCRIBED ABOVE, CONTRACT OWNERS COULD LOSE A SUBSTANTIAL PORTION OF THE MONEY THEY HAVE INVESTED. CONTRACT OWNERS SHOULD CONSIDER THEIR INCOME NEEDS BEFORE PURCHASING A CONTRACT.

ALL WITHDRAWALS FROM AND SURRENDERS OF A CONTRACT ARE SUBJECT TO TAX, AND IF TAKEN BEFORE AGE 59 1/2, MAY ALSO BE SUBJECT TO A 10% FEDERAL PENALTY TAX.

CONTRACT OWNERS SHOULD NOTE THAT THIS IS AN INTEGRATED ANNUITY CONTRACT FOR INTERNAL REVENUE CODE PURPOSES. THEREFORE, IN DETERMINING THE EXTENT TO WHICH A WITHDRAWAL IS SUBJECT TO TAX, THE ENTIRE ACCOUNT VALUE, NOT JUST THE VALUE OF THE SUBACCOUNT FROM WHICH THE WITHDRAWAL IS MADE, WILL BE TAKEN INTO CONSIDERATION.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
DEFINITIONS...........................................................    3
CAPSULE SUMMARY OF THE CONTRACT.......................................    5
ML LIFE INSURANCE COMPANY OF NEW YORK.................................    7
DESCRIPTION OF THE CONTRACT...........................................    7
     A.   GENERAL.....................................................    7
     B.   PREMIUMS....................................................    7
     C.   SELECTING THE GUARANTEE PERIOD..............................    7
     D.   SUBACCOUNT AND ACCOUNT VALUES...............................    8
     E.   SUBACCOUNT TRANSFERS........................................    8
     F.   FIXING GUARANTEED INTEREST RATES............................    9
     G.   WITHDRAWALS.................................................    9
     H.   MARKET VALUE ADJUSTMENT.....................................   10
     I.   WITHDRAWAL CHARGE...........................................   11
     J.   PAYMENT ON DEATH............................................   13
     K.   ANNUITY PROVISIONS..........................................   14
     L.   OTHER PROVISIONS............................................   16
DISTRIBUTION OF THE CONTRACTS.........................................   17
FEDERAL TAX CONSIDERATIONS............................................   17
PREMIUM TAXES.........................................................   23
EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 PROVISIONS............   24
MORE INFORMATION ABOUT ML LIFE INSURANCE COMPANY OF NEW YORK..........   24
     A.   HISTORY AND BUSINESS........................................   24
     B.   SELECTED FINANCIAL DATA.....................................   25
     C.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS...................................   25
     D.   REINSURANCE.................................................   31
     E.   CONTRACT OWNER ACCOUNT BALANCES.............................   31
     F.   INVESTMENTS.................................................   31
     G.   COMPETITION.................................................   32
     H.   CERTAIN AGREEMENTS..........................................   32
     I.   EMPLOYEES...................................................   33
     J.   PROPERTIES..................................................   33
     K.   STATE REGULATION............................................   33
DIRECTORS AND EXECUTIVE OFFICERS......................................   35
EXECUTIVE COMPENSATION................................................   36
LEGAL PROCEEDINGS.....................................................   39
LEGAL MATTERS.........................................................   39
EXPERTS...............................................................   39
REGISTRATION STATEMENT................................................   39
FINANCIAL STATEMENTS OF ML LIFE INSURANCE COMPANY OF NEW YORK.........  G-1
APPENDIX..............................................................  A-1

                            ------------------------

No person has been authorized to give any information or to make any representation other than that contained in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer of, or solicitation of an offer to acquire, any Contracts thereunder offered by this Prospectus in any jurisdiction to anyone to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

                                  DEFINITIONS

account value: The sum of all subaccount values.

annuitant: The person on whose continuation of life annuity payments may depend.

annuitant's beneficiary: The person to whom payment is to be made upon the death of the annuitant.

annuity: A series of predetermined periodic payments.

annuity date: The date shown in the Contract on which payment of an annuity under the Contract will commence.

beneficiary: The person to whom payment is to be made on the death of the contract owner or annuitant. There may be both a contract owner's beneficiary and an annuitant's beneficiary if the owner is not an annuitant.

co-annuitant: If two persons are named as annuitants in the Contract, each is a co-annuitant. In that case, "annuitant" means the co-annuitants, and death of the annuitant refers to the death of the last co-annuitant.

Contract: The Contract described in and offered by this Prospectus.

contract anniversary: Each anniversary of the contract date.

contract date: The date on which a Contract is issued.

contract owner: The person to whom a Contract is issued.

contracts owner's beneficiary: A natural person to whom ownership of the Contract passes upon the contract owner's death and to whom payment is to be made on the death of the contract owner.

contract year: The year starting on the contract date or a contract anniversary and ending on the day immediately prior to the next contract anniversary.

Guarantee Period: The period of years for which a rate of interest is guaranteed to be credited to a subaccount.

Market Value Adjustment: A positive or negative adjustment made to subaccount value. It is applied on withdrawal of all or part of the subaccount value prior to the end of the Guarantee Period. If the annuity date is prior to the end of a Guarantee Period, the Market Value Adjustment may be applied at the annuity date. In addition, a Market Value Adjustment is applied in the event of payment on the death of the contract owner or annuitant prior to the annuity date unless the combined Market Value Adjustments of all affected subaccounts would reduce the contract owner's account value. (See "Market Value Adjustment" on page 10.)

Maximum Guarantee Period Option: An option to have subaccount values automatically transferred to a subaccount with a Guarantee Period equal to the longest Guarantee Period then offered by ML of New York which (i) does not exceed the length of the contract owner's longest Guarantee Period immediately prior to transfer and (ii) ends on or prior to the annuity date. If the contract owner's annuity date is less than one year from the date of transfer, the subaccount value will be transferred to a subaccount with a one year Guarantee Period.

Maximum Surrender Factors: Factors used in limiting the withdrawal charge. Maximum Surrender Factors are: 10% in contract year 1; 9% in contract year 2; 8% in contract year 3; 7% in contract year 4; 6% in contract year 5; 5% in contract year 6; 4% in contract year 7; 3% in contract year 8; 2% in contract year 9; 1% in contract year 10; and 0% in contract years 11 and later.

net account value: The sum of all net subaccount values.

net subaccount value: The subaccount value after adjustment for any Market Value Adjustment and withdrawal charge applied in connection with a full withdrawal, annuitization or the payment of death benefits upon the death of the contract owner or annuitant prior to the annuity date.

nonqualified contract: A Contract issued in connection with a nonqualified plan.

nonqualified plan: A retirement plan other than a qualified plan.

qualified contract: A Contract issued in connection with a qualified plan.

qualified plan: A retirement plan that receives favorable tax treatment under
Section 401, 403, 404, 408, 457 or any similar provision of the Internal Revenue Code.

Renewal Date: The contract anniversary corresponding to the last day of each current Guarantee Period, which is also the first day of any new Guarantee Period to which subaccount value is transferred. Interest will be credited to the current Guarantee Period until the business day prior to the Renewal Date. Interest will be credited to any Guarantee Period to which subaccount value is transferred beginning as of the Renewal Date.

subaccount: An account maintained under a Contract corresponding to a specified interest rate and Guarantee Period selected by the contract owner.

subaccount value: An amount equal to that part of a single premium allocated by the contract owner to a subaccount, or any reinvestment in a subaccount, plus credited interest, as adjusted for any prior withdrawals and any prior Market Value Adjustments and withdrawal charges.

withdrawal charge: A charge deducted from subaccount value upon a withdrawal made prior to the end of a Guarantee Period.

                        CAPSULE SUMMARY OF THE CONTRACT

THE CONTRACT

This Prospectus describes an individual modified guaranteed annuity contract (the "Contract") issued by ML of New York. The Contract may be purchased by or on behalf of any person acceptable to ML of New York (each, a "contract owner"). The Contract sets forth the contract owner's rights and benefits thereunder. Values and benefits provided under the Contract, including annuity payments, are funded by the general assets of ML of New York.

The Contract may be issued pursuant to nonqualified retirement plans or plans qualifying for special tax treatment as "H.R. 10" plans, Individual Retirement Annuities or Accounts, corporate pension and profit-sharing plans or Section 457 deferred compensation ("Section 457") plans.

APPLICATION AND PREMIUMS

The applicant must complete and return a Contract application to ML of New York's Home Office. ML of New York reserves the right to reject any application. The Contract permits the payment of a single premium. The minimum single premium is $5,000.

THE SUBACCOUNTS

One or more subaccounts are maintained under the Contract. The minimum amount which may be allocated to a subaccount is $5,000. A subaccount with a specified Renewal Date is established for each specified interest rate and Guarantee Period selected by the contract owner. A Guarantee Period is the period of years for which a rate of interest is guaranteed. ML of New York may offer Guarantee Periods of from one to ten years. ML of New York reserves the right at any time to decrease or increase the number of guarantee periods offered, but no Guarantee Period will exceed ten years. An individual considering an investment should check with his or her Financial Consultant to determine the availability of Guarantee Periods.

On the Renewal Date, a contract owner's subaccount value for that Guarantee Period will be transferred to one or more subaccounts designated by the contract owner. If ML of New York does not receive timely notice from the contract owner designating the subaccounts to which the subaccount value is to be transferred, the subaccount value will be transferred automatically to a subaccount with a one-year Guarantee Period unless the Maximum Guarantee Period Option is chosen. If the Maximum Guarantee Period Option has been chosen, the subaccount value will be transferred to a new subaccount with a Guarantee Period equal to the longest Guarantee Period then offered by ML of New York which (i) does not exceed the length of the contract owner's longest Guarantee Period immediately prior to transfer and (ii) ends on or prior to the annuity date.

CHARGES

ML of New York makes no deductions from each single premium. Except for the Market Value Adjustment described below, the only charge made is a withdrawal charge in the event all or part of a net subaccount value is withdrawn. The withdrawal charge is equal to six months of interest on the amount withdrawn based on the guaranteed interest rate of the subaccount from which the withdrawal is made. In no event, however, will the withdrawal charge during the first contract year exceed 10% of the amount withdrawn, declining by one percentage point during each contract year thereafter. No withdrawal charge is imposed in connection with withdrawals made after the end of the tenth contract year. In addition, no charge is made for a withdrawal from a subaccount at the Renewal Date if ML of New York receives written notice of the withdrawal from the contract owner within 30 days prior to the Renewal Date. Also, no withdrawal charge is imposed in the event of payment upon the death of a contract owner or annuitant or, currently, upon annuitization. Premium taxes, if any, will be deducted from the net account value at the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, ML of New York will also deduct a charge for these taxes on any withdrawal, surrender or death benefit effected under a Contract.

MARKET VALUE ADJUSTMENT

A Market Value Adjustment is applied to any withdrawal from a subaccount prior to its Renewal Date. For Contracts issued after regulatory approval has been obtained, it will also be applied at the annuity date with respect to any subaccount if the annuity date is prior to the Renewal Date for that subaccount. However, for Contracts issued before regulatory approval has been obtained, a Market Value Adjustment will not be applied at the annuity date if (i) combined Market Value Adjustments of all affected subaccounts would reduce the contract owner's account value and (ii) annuity payments will be made for at least ten years or a life contingency or life expectancy annuity option has been chosen. In addition, a Market Value Adjustment will be applied in the event of payment upon the death of the contract owner or annuitant prior to the annuity date unless the combined effect of the Market Value Adjustments of all affected subaccounts would reduce the account value. The amount of the Market Value Adjustment is determined in accordance with the formula set forth on page 11 and may be positive or negative.

ANNUITY PAYMENTS

Annuity payments will start on the annuity date. The contract owner selects the annuity date and an annuity payment option in the application. The contract owner may select a different annuity date or annuity payment option later.

On the annuity date, the net account value, less any applicable premium taxes, is multiplied by ML of New York's then current annuity purchase rates to determine the amount of each annuity payment. Currently, withdrawal charges do not apply upon annuitization. The net account value is the sum of all net subaccount values. In determining the net account value, a Market Value Adjustment may be applied. If the net account value on the annuity date is less than $2,000 ($3,500 for certain qualified Contracts), ML of New York may pay the net account value in a lump sum in lieu of annuity payments. For tax consequences of a lump sum payment, see "Federal Tax Considerations--Partial Withdrawals and Surrenders" on page 19. If any annuity payment would be less than $20, ML of New York may change the frequency of payments to intervals that will result in payments of at least $20.

PAYMENT ON DEATH

If either the contract owner or the annuitant (if other than the owner) dies prior to the annuity date, ML of New York will pay to the contract owner's beneficiary or annuitant's beneficiary, as applicable, the greater of the account value or the net account value on the date of death plus interest until the date of payment at an annual rate determined by ML of New York from time to time. In determining the net account value, no withdrawal charge will be applied.

If the contract owner dies after the annuity date, any amounts remaining unpaid will be paid to the contract owner's beneficiary pursuant to the same method of distribution in force at the date of death. If the annuitant dies after the annuity date, the annuitant's beneficiary may choose either to have any guaranteed amounts remaining unpaid continue to be paid for the amount or period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

WITHDRAWALS

The contract owner may withdraw all or part of the net account value prior to the earlier of the annuity date or the death of the annuitant. For partial withdrawals, the amount withdrawn must be at least $500, the remaining subaccount value, after adjustment for any Market Value Adjustment and withdrawal charge, must be at least $1,000, and the remaining account value must be at least $5,000. Withdrawals from qualified plans may be restricted. (See "Qualified Plans" on page 21.) Withdrawals are subject to tax and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. (See "Federal Tax Considerations" on page 17.)

REPORTS TO CONTRACT OWNERS

At least once each year prior to the annuity date, contract owners will be sent a report outlining the owner's account value, subaccount values, Guarantee Periods, withdrawal charges and Market Value Adjustments, if any, applied during the year. The report will not include financial statements.

FREE LOOK RIGHT

When the contract owner receives the Contract, it should be reviewed carefully to make sure it is what the contract owner intended to purchase. Generally, within ten days after the contract owner receives the Contract, he or she may return it for a refund. Some states allow a longer period of time to return the Contract. The Contract must be delivered to ML of New York's Home Office or to the Financial Consultant who sold it for a refund to be made. ML of New York will then refund to the contract owner all premiums paid into the Contract. The Contract will then be deemed void from the beginning.

                     ML LIFE INSURANCE COMPANY OF NEW YORK

ML of New York is a stock life insurance company organized under the laws of the state of New York in 1973. ML of New York is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), a corporation whose common stock is traded on the New York Stock Exchange.

ML of New York's Home Office address and phone number are 100 Church Street, 11th Floor, New York, New York 10080-6511, (800) 333-6524.

All communications concerning the Contract should be addressed to ML of New York's Home Office.

                          DESCRIPTION OF THE CONTRACT

A.  GENERAL

The Contract is an individual contract which may be issued to any applicant acceptable to ML of New York. The Contract may be issued in connection with either qualified or nonqualified plans. Qualified plans include "H.R. 10" plans, Individual Retirement Annuities or Accounts, corporate pension and profit-sharing plans and Section 457 deferred compensation plans.

Any applicant may purchase a Contract by completing an application and forwarding payment of the single premium to ML of New York's Home Office. The application is subject to ML of New York's acceptance. The rights and benefits of a contract owner are set forth in the Contract. Provisions of any qualified plan in connection with which the Contract is issued, however, may restrict a person's eligibility to own the Contract, the minimum or maximum amount of the single premium, and the owner's ability to exercise the rights and/or receive the benefits provided under the Contract.

B.  PREMIUMS

A Contract will be issued in consideration for the single premium paid by the contract owner. The single premium must be at least $5,000. If the amount of the single premium is more than $500,000, ML of New York reserves the right to limit the amount of the premium. The premium will be allocated to one or more subaccounts as selected by the contract owner. The minimum allocation to a subaccount is $5,000. ML of New York will confirm its receipt of the payment and the subaccounts established for each contract owner.

The Contract does not permit the payment of additional premiums. An application for a separate Contract must accompany each single premium.

C.  SELECTING THE GUARANTEE PERIOD

The contract owner may select one or more Guarantee Periods for the single premium or portion thereof. ML of New York may offer Guarantee Periods of from one to ten years. ML of New York reserves the right at any time to decrease or increase the number of Guarantee Periods offered, but no Guarantee Period offered will exceed ten years. An individual considering an investment should check with his or her Financial Consultant to determine the availability of Guarantee Periods. ML of New York will establish a subaccount corresponding to each guaranteed interest rate and Guarantee Period selected. Once a Guarantee Period has been selected, it cannot be changed. Each subaccount will have a Renewal Date corresponding to the end of the applicable Guarantee Period. The contract owner may not transfer amounts from one subaccount to another prior to the end of a Guarantee Period. The contract owner may, however, withdraw amounts from a subaccount, subject to the restrictions described below and a Market Value Adjustment and withdrawal charge. (See "Market Value Adjustment" on page 10 and "Withdrawal Charge" on page 11.) Withdrawals may have federal income tax consequences, including a 10% penalty on amounts withdrawn. (See "Federal Tax Considerations" on page 17.)

D.  SUBACCOUNT AND ACCOUNT VALUES

A contract owner's account value is the sum of all of his or her subaccount values. Each subaccount value is equal to the amount the contract owner allocated to the subaccount (as part of the single premium or as part of the reinvestment of subaccount value at the end of a Guarantee Period), plus the interest credited thereto at the guaranteed rate, as adjusted for any prior withdrawals, Market Value Adjustments or withdrawal charges. ML of New York offers a guaranteed interest rate for each subaccount. The contract owner is credited with the guaranteed interest rate in effect on the date ML of New York receives his or her premium. The guaranteed interest rate will be credited to the subaccount daily (except on a February 29th) to yield the quoted guaranteed interest rate. Interest will be compounded annually on each contract anniversary.

E.  SUBACCOUNT TRANSFERS

On each subaccount's Renewal Date, the contract owner may transfer amounts in that subaccount to one or more new subaccounts with new Guarantee Periods of any length then offered by ML of New York. The amount transferred will be credited with the interest rate in effect on the Renewal Date for the subaccount to which the amount is transferred. Interest rates for the subaccounts to which transfers are made are guaranteed to be the same as the initial guaranteed interest rates being offered at the time of transfer on new Contracts. In the event that no such guaranteed interest rate is available, the guaranteed interest rate will be determined in the manner described in "Alternative Guaranteed Interest Rate" on page 16. Transfers may not be made other than at the end of the applicable Guarantee Period.

ML of New York will notify the contract owner of his or her right to transfer amounts to new subaccounts at least 30 days prior to the Renewal Date. Prior to the Renewal Date, the contract owner may advise ML of New York of the new subaccounts to which the subaccount value is to be transferred. The minimum amount that can be transferred to any one subaccount is the lesser of (i) $5,000 or (ii) the total subaccount value at the time of transfer. No withdrawal charge or Market Value Adjustment is applied in connection with such transfers. Under current administrative procedures, if instructions are not received by the fifth business day after the Renewal Date, ML of New York will transfer the subaccount value to a new subaccount with a one year Guarantee Period, unless the Maximum Guarantee Period Option has been chosen by the contract owner. Subject to contractual and federal tax restrictions, the contract owner may change his annuity date so that the Guarantee Period of the new subaccount will end on or prior to the annuity date. (See "Annuity Provisions--Change of Annuity Date or Annuity Option" on page 14.)

The Maximum Guarantee Period Option may be selected at any time until the fifth business day after the Renewal Date. If it has been chosen, as of the Renewal Date the subaccount value will be transferred to a new subaccount with a Guarantee Period equal to the longest Guarantee Period then offered by ML of New York which (i) does not exceed the length of the contract owner's longest Guarantee Period immediately prior to transfer and (ii) ends on or prior to the contract owner's annuity date. Under this option, if the subaccount value cannot be transferred to the longest Guarantee Period in which the contract owner's account value is invested immediately prior to transfer because the Renewal Date of that subaccount would occur after the contract owner's annuity date, the subaccount value will be transferred to a subaccount with the next longest Guarantee Period then offered by ML of New York with a Renewal Date on or prior to the contract owner's annuity date. For example, assume that the Maximum Guarantee Period Option is chosen, that a transfer occurs on March 1, 1999, that the contract owner's annuity date is on August 1, 2004, and that the longest Guarantee Period in which the contract owner's account value is invested is five years. If ML of New York is then offering a five year Guarantee Period, the subaccount value will be transferred to a subaccount with a five year Guarantee Period, since the Renewal Date of that Guarantee Period will end prior to August 1, 2004. If, however, the longest Guarantee Period in which the contact owner's account value is invested is six years or more, the subaccount value will be transferred to a subaccount with a five year Guarantee Period (or, if ML of New York is not then offering a five year Guarantee Period, the longest Guarantee Period of less than five years then offered by ML of New York) since a subaccount with a Guarantee Period of six years would end after August 1, 2004. If the contract owner's annuity date is less than one year from the date of transfer, ML of New York will transfer the subaccount value to a subaccount with a one year Guarantee Period.

F.  FIXING GUARANTEED INTEREST RATES

ML of New York does not have a specific formula for establishing the guaranteed interest rates for the different Guarantee Periods. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which ML of New York may acquire with the amounts it receives as premiums under the Contracts. These amounts will be invested primarily in investment-grade fixed income securities including: securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government; debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investor Services, Inc. (Aaa, Aa, A or
Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service; mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association or the Government National Mortgage Association, or that have an investment grade at the time of purchase within the four highest grades described above; other debt investments; commercial paper; and cash or cash equivalents. Contract owners will have no direct or indirect interest in these investments. ML of New York will also consider other factors in determining the guaranteed rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by ML of New York, general economic trends and competitive factors. ML OF NEW YORK'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION OF THE GUARANTEED RATES IT DECLARES. ML OF NEW YORK CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE INTEREST RATES. However, no subaccount will ever have a guaranteed interest rate of less than 3% per year.

G.  WITHDRAWALS

Subject to certain conditions, a contract owner may withdraw all or part of his or her net account value or net subaccount value prior to the earlier of the annuity date or death of the contract owner or annuitant upon written notice received at ML of New York's Home Office before the annuity date. Withdrawals are subject to tax, and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. (See "Federal Tax Considerations" on page 17.) For full withdrawal, the withdrawal notice must be accompanied by the Contract. Under qualified plans, withdrawals may be permitted only in circumstances specified in the plan, the consent of the contract owner's spouse may be required, and under certain
Section 401 plans withdrawals attributable to contributions made pursuant to a salary reduction agreement may be made only after the contract owner reaches age 59 1/2 and in other limited circumstances. (See "Qualified Plans" on page 21.)

Partial withdrawals must be at least $500, and the net subaccount value remaining after the withdrawal must be at least $1,000, unless the entire subaccount value is withdrawn. The remaining account value must be at least $5,000. Otherwise, the partial withdrawal will not be permitted. The contract owner must specify the subaccounts from which the withdrawal is to be made. If two or more subaccounts from which the withdrawal is to be made have the same Guarantee Period, the contract owner must first withdraw from the subaccount with the shortest period of time remaining in its Guarantee Period until that subaccount has been depleted.

The amount of the withdrawal will be paid to the contract owner, and any Market Value Adjustment will be made to, and any withdrawal charge will be deducted from, the subaccounts from which the withdrawal is made. Immediately after a partial withdrawal, the subaccount value will equal the subaccount value prior to the withdrawal, plus or minus any applicable Market Value Adjustment, minus any applicable withdrawal charge, and minus the amount withdrawn. In the case of a request to withdraw the entire amount from a subaccount, the contract owner receives the net subaccount value (which reflects any adjustments to the subaccount value for the withdrawal charge and Market Value Adjustment applied in connection with such withdrawal). Upon such full withdrawal, the subaccount value is reduced by the amount withdrawn as well as any applicable withdrawal charge, and the Market Value Adjustment is applied, thereby reducing the subaccount value to zero. (See "Market Value Adjustment" below and "Withdrawal Charge" on page 11.) The tables which appear in the Appendix illustrate the effect of a full withdrawal from a subaccount on the subaccount value.

ML of New York will send the contract owner a notice at least 45 days, but not more than 75 days, prior to the Renewal Date of a subaccount. This notice will inform the contract owner that he or she must notify ML of New York in writing within 30 days prior to the Renewal Date if the owner intends to make a withdrawal from the subaccount without application of a Market Value Adjustment or withdrawal charge on the Renewal Date.

H.  MARKET VALUE ADJUSTMENT

The Contract provides for the imposition of a Market Value Adjustment, determined by application of the formula described below, in three circumstances. First, whenever a contract owner makes a withdrawal from a subaccount, other than one made at, and for which ML of New York has received written notice prior to, the Renewal Date, a Market Value Adjustment will be made.

Second, for Contracts issued after regulatory approval has been obtained, a Market Value Adjustment will be applied at the annuity date to any subaccount if the annuity date is prior to the end of the Guarantee Period for that subaccount. For Contracts issued before regulatory approval has been obtained, a Market Value Adjustment will not be applied at the annuity date if (i) combined Market Value Adjustments of all affected subaccounts would reduce the contract owner's account value and (ii) annuity payments will be made for at least ten years or a life contingency or life expectancy annuity option has been chosen. Contract owners should refer to their contracts to determine when a Market Value Adjustment will be applied.

Third, a Market Value Adjustment is applied in the event of payment upon the death of the contract owner or the annuitant prior to the annuity date unless the combined Market Value Adjustments of all affected subaccounts would reduce the contract owner's account value.

Because of the Market Value Adjustment provision of the Contract, the contract owner bears the investment risk that the guaranteed interest rates offered by ML of New York at the time the contract owner makes a withdrawal from a subaccount or starts receiving annuity payments may be higher than the guaranteed interest rate of the subaccount to which the Market Value Adjustment is applied, with the result that the contract owner's subaccount value may be substantially reduced.

The Market Value Adjustment will depend on the remaining time in the Guarantee Period of the subaccount from which the withdrawal is made or to which the adjustment is being applied and on the relationship between the guaranteed interest rate of the subaccount from which the withdrawal or payment, as applicable, is made to the current guaranteed interest rates offered at the time the Market Value Adjustment is applied. The Appendix contains tables which illustrate the application of the Market Value Adjustment in the context of full withdrawals from a hypothetical subaccount. The Market Value Adjustment may result in either an increase or decrease in subaccount value, depending on the relationship of (1) the current guaranteed interest rate for a period equal to the time remaining in the subaccount, which rate is interpolated from the rates currently offered by ML of New York for subaccounts with Guarantee Periods closest to such period, to (2) the guaranteed interest rate for the subaccount. If the current guaranteed interest rate of (1) above is lower than the guaranteed rate of (2), application of the Market Value Adjustment will result in an increase in subaccount value; if (1) is higher than (2), application of the Market Value Adjustment will result in a decrease in subaccount value. If the adjustment is positive, the additional amount will be credited to the subaccount. If negative, the amount of the adjustment will be deducted from the subaccount value and will be retained by ML of New York for its own benefit.

The amount of the Market Value Adjustment is based on the relationship of the current guaranteed interest rates offered at the time the Market Value Adjustment is applied to the guaranteed interest rate credited to the subaccount from which the withdrawal or payment, as applicable, is made. If the remaining period of time in the Guarantee Period is a whole number of years, ML of New York uses the guaranteed interest rate currently offered by it for a Guarantee Period equal to the number of remaining years. If the remaining period of time in the Guarantee Period is not a whole number of years, the interest rate is derived from the guaranteed interest rates currently offered for the Guarantee Periods nearest the remaining period of time. This derivation is by straight line interpolation, except where the remaining period of time is less than one year, in which case ML of New York uses the current guaranteed rate for a Guarantee Period of one year. For example, if the remaining period is 4.75 years, the interpolated guaranteed interest rate will be equal to the sum of one-fourth of the four year rate and three-fourths of the five year rate. If the four year rate were 4.8% and the five year rate were 5.0%, the interpolated rate would be 4.95% (4.8% times .25 plus 5.0% times .75).

The Market Value Adjustment is determined from the following formula:

                          1 + B         n/365
  A X   [     1-    (    -------   )            ]
                          1 + C

where "A" is (i) the amount withdrawn from the subaccount, in the case of a partial withdrawal, or (ii) the net subaccount value, in the case of (a) a full withdrawal from a subaccount, (b) a payment made due to the death of the contract owner or annuitant prior to the annuity date or (c) annuitization; "B" is the current guaranteed interest rate that ML of New York is offering for a subaccount with a Guaranteed Period of a duration of years equal to "n"/365 or that is interpolated for "n"/365 based on the guaranteed interest rates offered for subaccounts nearest "n"/365 (if n/365 is less than 1, we will assume B is equal to the rate for a one-year Guarantee Period); "C" is the guaranteed interest rate for the subaccount; and "n" is the remaining number of days in the Guarantee Period of the subaccount from which the withdrawal is made or to which the adjustment is applied. In the event that no current guaranteed interest rate is then being offered, "B" will be determined as described in "Alternative Guaranteed Interest Rate" on page 16.

For example, assume that a withdrawal of $20,000 is made from a subaccount with 1,734 days (4.75 years) remaining in the Guarantee Period and a guaranteed interest rate of 4.7%. Assume also that the current guaranteed interest rates for Guarantee Periods of 4 and 5 years are 4.8% and 5%, respectively. "B" is equal to 4.95%, the sum of 5% times .75 and 4.8% times .25. To calculate the Market Value Adjustment, ML of New York divides the sum of 1.00 and "B," 1.0495, by the sum of 1.00 and the guaranteed interest rate for the affected subaccount,
1.047. The resulting figure, 1.0023878, is then taken to the "n"/365 power, or
4.75 (1,734/365), which is 1.0113929. 1.0113929 is subtracted from 1.00 and the resulting figure, -.0113929, is multiplied by the amount of the withdrawal, $20,000, to give -$227.86. Since this figure is a negative number, it is subtracted from the remaining subaccount value, together with any applicable withdrawal charge. If "B" had been 4.45%, instead of 4.95%, the Market Value Adjustment would have been +$225.83, which amount would have been added to the remaining subaccount value.

The greater the difference in interest rates, the greater the effect of the Market Value Adjustment. If in the above example "B" had been 6%, 7% and 8%, the Market Value Adjustment would have been -$1,207.33, -$2,174.62, and -$3,176.40, respectively. The Market Value Adjustment is also affected by the remaining period in the Guarantee Period of the subaccount from which the withdrawal is made, which is "n" in the formula. Thus, if in the first example above "n"/365 were 2.5 or 1.5, the Market Value Adjustment would have been -$119.60 or -$71.68, respectively. Tables showing the impact of the Market Value Adjustment and withdrawal charge on hypothetical contracts are set forth in the Appendix.

I.  WITHDRAWAL CHARGE

A withdrawal charge is imposed if the contract owner makes a withdrawal from a subaccount other than at the Renewal Date of a subaccount where prior written notice is received at ML of New York's Home Office. Subject to the maximum charges described below, the withdrawal charge is equal to one-half of the guaranteed interest rate, based on the guaranteed interest rate of the subaccount from which the withdrawal is made, multiplied by the amount withdrawn. If a withdrawal results in distribution of the full net subaccount value, the withdrawal charge is based on the net subaccount value and reflected in the net subaccount value. Thus, if the guaranteed interest rate is 5% per year, the withdrawal charge will be 2.5% of the amount withdrawn. In no event, however, will the amount of the withdrawal charge assessed in connection with a withdrawal made in a contract year exceed the product of the amount withdrawn and the applicable Maximum Surrender Factor, as set forth below:

                                                              FACTOR
                       CONTRACT YEAR                          ------
          1.................................................    10%
          2.................................................     9%
          3.................................................     8%
          4.................................................     7%
          5.................................................     6%
          6.................................................     5%
          7.................................................     4%
          8.................................................     3%
          9.................................................     2%
          10................................................     1%
          11 and later......................................     0%

In the case of a full withdrawal, the withdrawal charge is reflected in the net subaccount value distributed to the contract owner. In the case of a partial withdrawal, the withdrawal charge will be deducted from the remaining subaccount value of the subaccounts from which the withdrawal is made.

Currently withdrawal charges do not apply upon annuitization. However, ML of New York reserves the right to apply the withdrawal charge on annuitization to any subaccount if the annuity date is prior to the end of the Guarantee Period for that subaccount. Withdrawal charges also do not apply to annuity payments, any payment made due to the death of the annuitant or contract owner or any withdrawal made from a subaccount on its Renewal Date if ML of New York receives written notice of the withdrawal at its Home Office within 30 days prior to the Renewal Date.

The application of the withdrawal charge may be illustrated by the following example. Assume a partial withdrawal of $7,000 made from two subaccounts, one with a Guarantee Period of five years and a guaranteed interest rate of 5%, the other with a Guarantee Period of three years and a guaranteed interest rate of 4.75%, and each having a subaccount Value of $5,000. Assume further that the contract owner directs that the partial withdrawal should be taken from the subaccount having the five year Guarantee Period to the maximum extent possible and the remainder taken from the subaccount having the three year Guarantee Period. Assume also that the Market Value Adjustment applied to the five year Guarantee Period operates to reduce its value by 22.5% and that the adjustment applied to the three year Guarantee Period operates to reduce its value by 10%. The maximum withdrawal that can be taken from the subaccount with the five year Guarantee Period is $4,000, since the Market Value Adjustment applied to the $4,000 withdrawal reduces the subaccount value by $900 (22.5% of $4,000) and the withdrawal charge of $100 (.05% divided by 2, times $4,000) exhausts the remaining subaccount value. The remaining portion of the requested withdrawal, $3,000, is deducted from the subaccount with the three year Guarantee Period. Also deducted from that subaccount are the Market Value Adjustment applicable to the $3,000 withdrawal, $300 (10% of $3,000), and the withdrawal charge, $71.25 (4.75% divided by 2 times $3,000), resulting in a remaining subaccount value of $1,628.75 If, however, a $3,000 withdrawal were made in the tenth contract year, the applicable Maximum Surrender Factor (1%) would be less than one-half of the guaranteed interest rate (4.75% divided by 2, or 2.375%). The withdrawal charge, therefore, would be $30 (1% of $3,000).

J.  PAYMENT ON DEATH

Death Prior to the Annuity Date. Subject to the rights of a contract owner's surviving spouse in certain circumstances (described below), if the contract owner or the annuitant (under a Contract where the owner is not an annuitant) dies prior to the annuity date, ML of New York will pay to the contract owner's beneficiary or the annuitant's beneficiary, as applicable, the greater of the account value or the net account value on the date of death (the "death benefit"). Interest will be credited on that value from the date of death until the date of payment at a rate determined by ML of New York in its discretion. In determining the net account value, no withdrawal charge will be applied. Payment will be made upon receipt by ML of New York of proof of the death of the contract owner or annuitant, as applicable, and, subject to the special rules applicable to any contract owner's death (discussed below), will be made in a lump sum unless an annuity option is chosen. If no annuity option is chosen by the 60th day following receipt of the certified death certificate, ML of New York reserves the right to automatically pay the death benefit in a lump sum.

In the event of a contract owner's death, the death benefit generally must be distributed within five years of the death of the contract owner. The contract owner's beneficiary may, however, elect to receive the death benefit pursuant to a payment option under which payments commence within one year of the contract owner's death and which does not extend beyond the life expectancy of the beneficiary. In addition, if the surviving spouse of a deceased contract owner is the contract owner's beneficiary, such spouse may choose to become the contract owner and to continue the Contract in force on the same terms as before the contract owner's death, in which event no death benefit is paid upon the death of the deceased contract owner, and the spouse thereafter shall be the contract owner and the annuitant. If the Contract names more than one contract owner, the death of the contract owner will be deemed to occur when the first contract owner dies.

If the contract owner is not the annuitant, the contract owner may irrevocably elect, prior to the annuitant's death and prior to the annuity date, to continue the Contract in force in the event of the annuitant's death prior to the annuity date on the same terms as before the annuitant's death. If the contract owner makes this election, no death benefit is paid upon the death of the annuitant, and the person designated by the contract owner at the time of the election shall become the annuitant upon the death of the original annuitant prior to the annuity date. This option is available only if the contract owner is a natural person or the Contract is issued in connection with a plan entitled to special tax treatment under Sections 401 or 408 of the Internal Revenue Code.

If a beneficiary does not survive the contract owner or annuitant, as applicable, the estate or heirs of the beneficiary have no rights under the Contract. If no beneficiary survives the contract owner or annuitant, payment will be made to the owner, if living, and if the contract owner is not living, to the owner's estate.

If the contract owner is not an individual, the primary annuitant as determined in accordance with Section 72(s) of the Internal Revenue Code (i.e., the individual the events in the life of whom are of primary importance in affecting the timing or amount of distributions under the Contract) will be treated as the contract owner for purposes of these distribution requirements, and any change in the primary annuitant will be treated as the death of the contract owner.

Death After the Annuity Date. If the contract owner dies after the annuity date, any amounts remaining unpaid will be paid at least as rapidly as under the same method of distribution in force at the date of death. If the annuitant dies after the annuity date, the annuitant's beneficiary may choose either to have any guaranteed amounts remaining unpaid continue to be paid for the amount or period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. (See "Annuity Provisions" on page 14.) The present value will be determined using the interest rate on which annuity payments were determined, and will be less than the sum of the remaining guaranteed payments. If the annuitant's beneficiary dies while guaranteed amounts remain unpaid, the present value of the remaining payments will be paid in a lump sum to the beneficiary's estate.

K.  ANNUITY PROVISIONS

General. Annuity payments will be paid to the contract owner and will commence on the annuity date. The contract owner may or may not be the annuitant. The contract owner designates the annuitant in the Contract application, and may change the annuitant upon written notice to ML of New York. The contract owner may also designate a co-annuitant, in which case the death of the annuitant is deemed to occur when both co-annuitants are deceased.

The amount of monthly annuity payments, other than payments made pursuant to the qualified plan option, will be determined by applying the net account value at the annuity date, less any premium taxes, to the annuity option chosen, using ML of New York's then current annuity rates. Currently, withdrawal charges do not apply upon annuitization. Current annuity rates are guaranteed to be no less favorable than the minimum guaranteed annuity rates shown in the annuity tables contained in the Contract. Premium taxes imposed by states and local jurisdictions currently range from 0% to 5% depending on the tax treatment of the Contract. No premium taxes are currently imposed by the State of New York, but ML of New York cannot guarantee that such taxes will not be assessed by New York in the future. In determining the net account value, for Contracts issued after regulatory approval has been obtained, a Market Value Adjustment will be applied to any subaccount if the annuity date is prior to the end of the Guarantee Period for that subaccount. However, for Contracts issued before regulatory approval has been obtained, a Market Value Adjustment will not be applied at the annuity date if (i) combined Market Value Adjustments of all affected Subaccounts would reduce the contract holder's account value and (ii) annuity payments will be made for at least ten years or a life contingency or life expectancy annuity option has been chosen.

Selection of Annuity Date and Annuity Options. The contract owner may select the annuity date and an annuity option in the Contract application. If the contract owner does not select an annuity date or an annuity option, the annuity date will be the first day of the next month after the annuitant's 75th birthday and the annuity option will be a life annuity with a 10-year guarantee. ML of New York currently permits contract owners to select an annuity date that is any day of a calendar month. It may not be later than the first day of the next month after the annuitant's 85th birthday. (For qualified Contracts, the annuity date generally may not be later than April 1 of the year after the year in which the annuitant attains age 70 1/2.)

Change of Annuity Date or Annuity Option. The contract owner may change the annuity date or the annuity option on written notice received at ML of New York's Home Office (or by telephone, once a proper authorization form is submitted to the Home Office) at least 30 days prior to the annuity date. Changes of the annuity date are subject to federal tax restrictions. (See "Federal Tax Considerations" on page 17.)

Annuity Options. The contract owner may select any one of the following annuity options or any other option satisfactory to the contract owner and ML of New York. For qualified Contracts, certain restrictions may apply.

PAYMENTS OF A FIXED AMOUNT: Equal payments in the amount chosen will be made until the net account value applied under this option is exhausted. The period over which payments are made must be at least 5 years.

PAYMENTS FOR A FIXED PERIOD: Payments will be made for the period chosen. The period must be at least 5 years.

*LIFE ANNUITY: Payments will be made for the life of the annuitant. Payments will cease with the last payment due prior to the annuitant's death.

LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 OR 20 YEARS: Payments will be made for the guaranteed period chosen (10 or 20 years) and as long thereafter as the annuitant lives.

LIFE ANNUITY WITH GUARANTEED RETURN OF NET ACCOUNT VALUE: Payments will be made until the sum of the annuity payments equals the net account value applied under this option, and as long thereafter as the annuitant lives.

*JOINT AND SURVIVOR LIFE ANNUITY: Payments will be made during the lifetimes of the annuitant and a designated second person. Payments will continue as long as either is living.

QUALIFIED PLAN OPTION: This option is available only under qualified Contracts issued in connection with plans qualified under Section 401(a), 403, 404, 408 or 457 of the Internal Revenue Code. Payments may be based on (a) the life expectancy of the annuitant, (b) the joint life expectancy of the annuitant and his or her spouse, or (c) the life expectancy of the surviving spouse if the annuitant dies before the annuity date. Payments will be made annually. Each payment will be equal to the net account value as of the annuity date, plus credited interest and minus aggregate annuity payments previously made, in each case as of the first day of that calendar year, divided by the applicable current life expectancy, as defined by Internal Revenue Service regulations. Each subsequent payment will be made on the anniversary of the annuity date. Interest will be credited at ML of New York's then current rate for this option. The rate will not be less than that shown in the Contract. On death of the measuring life or lives, any unpaid net account value will be paid to the beneficiary in a lump sum.

*THESE OPTIONS ARE LIFE ANNUITIES UNDER WHICH IT IS POSSIBLE FOR THE CONTRACT OWNER TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE FIRST PAYMENT, OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE SECOND PAYMENT, AND SO ON.

Minimum Annuity Payments. Annuity payments will be made monthly unless the contract owner chooses less frequent payments or the qualified plan option; provided that if any payment would be less than $20, ML of New York may change the frequency so payments are at least $20 each. If the net account value to be applied at the annuity date is less than $2,000 ($3,500 for certain qualified Contracts), ML of New York may elect to pay that amount in a lump sum. (For tax consequences of a lump sum payment, see "Federal Tax Considerations--Partial Withdrawals and Surrenders" on page 19.)

Annuity Rates. Annuity rates will be no less favorable than those shown in the annuity tables contained in the Contract. Those tables show the minimum guaranteed amount of each monthly payment for each $1,000 applied according to the age and sex of the annuitant at the annuity date. The tables are based on the 1983 Table "a" projected forward to 1995 for Individual Annuity Valuation with current mortality adjustments. When required by law, ML of New York will use annuity tables that do not differentiate on the basis of sex.

The Contract contains a formula for adjusting the age of the annuitant based on the annuity date for purposes of determining minimum monthly annuity payments. If the annuity date is prior to the year 2000, there is no age adjustment. If the annuity date is between the years 2000 and 2009, the annuitant's age is reduced by one year. For each decade thereafter, the annuitant's age is reduced one additional year. The maximum age adjustment is four years.

An age adjustment results in a reduction in the minimum monthly annuity payments that would otherwise be made. Therefore, if the rates ML of New York is using are the minimum rates shown in the annuity tables contained in the Contract, it may be advantageous for the contract owner to designate an annuity date that immediately precedes the date on which an age adjustment would occur under the Contract. For example, the annuity payment rates in the annuity tables for an annuitant with an annuity date in the year 2010 are the same as those for an annuity date twelve months earlier, even though the annuitant is one year older, because the new decade results in the annuitant's age being reduced by an additional year. Current annuity rates, unlike the guaranteed rates, do not involve any age adjustment.

Proof of Age, Sex and Survival. ML of New York may require satisfactory proof of the age, sex or survival of any person on whose continued life any payment under the Contract depends.

Misstatement of Age or Sex. If the age or sex of an annuitant is misstated, annuity payments will be adjusted to reflect the correct age and sex. Any amount overpaid as the result of such misstatement will be deducted from the next payments due. Any amount underpaid will be paid in full with the next payment due.

L.  OTHER PROVISIONS

Alternative Guaranteed Interest Rate. In the event that a current guaranteed interest rate is not offered (i) upon transfer at the end of a Guarantee Period or (ii) when a Market Value Adjustment is applied, the interest rate used will be equal to the yield to maturity on Stripped United States Treasury Bills with a maturity date in the same month (or, if unavailable, the next nearest following month) as of the Renewal Date of the subaccount to which the transfer is made or to which a Market Value Adjustment is applied. Such yield to maturity is defined as the yield to maturity published in The Wall Street Journal (Eastern Edition) on the date of such transfer or on which such Market Value Adjustment is applied. If the yield to maturity is not published on such date, the yield to maturity published on the most recent date immediately preceding the date of the transfer or on which the Market Value Adjustment is applied will be used.

Beneficiary. The beneficiary is the person or persons named in the Contract application to whom payment is to be made upon the death of the contract owner or annuitant. If the contract owner is not the annuitant, the contract owner may name one beneficiary to receive payment on death of the contract owner (the contract owner's beneficiary) and a different beneficiary to receive payment on the death of the annuitant (the annuitant's beneficiary). The contract owner's beneficiary must be a natural person. If the contract owner is the annuitant, the contract owner may name only one beneficiary. Unless a beneficiary has been irrevocably designated, the contract owner's beneficiary may be changed while the owner is alive, and the annuitant's beneficiary may be changed while the annuitant is alive. The change of a beneficiary who was named by the contract owner irrevocably may only be made with the written consent of the beneficiary. The estate or heirs of a beneficiary who dies prior to the owner or annuitant have no rights under the Contract. If no beneficiary survives the contract owner or annuitant, payment will be made to the contract owner, if living, or to the contract owner's estate if the contract owner has died. Certain restrictions apply in the case of qualified Contracts.

Assignment. A collateral assignment by the contract owner of his or her rights under the Contract as security for a debt is prohibited. The Contract may be assigned upon written notice to ML of New York prior to the annuity date, however, other than as collateral or security for a loan. If the Contract is issued pursuant to a qualified plan, the contract owner's rights under the Contract may not be assigned, pledged or transferred, unless permitted by law. ML of New York assumes no responsibility for the validity of any such assignment or for any actions taken by it prior to receipt of written notice of an assignment. An assignment of the Contract may have federal income tax consequences. (See "Federal Tax Considerations--Transfers, Assignments, or Exchanges of a Contract" on page 20.)

Notices and Elections. Generally, all notices, changes and choices made by the contract owner under the Contract must be in writing and signed by the proper party, or given in another manner acceptable to ML of New York, and received at ML of New York's Home Office to be effective. However, a contract owner (and, once a proper authorization form is submitted to ML of New York's Home Office, a contract owner's Financial Consultant) may select by telephone the subaccounts in which the subaccount value at the end of a Guarantee Period is to be invested and may also select by telephone the subaccounts from which any partial withdrawals are to be made. In addition, choices regarding the Maximum Guarantee Period Option, pursuant to which ML of New York transfers subaccount values in the absence of instructions from a contract owner, may be made by telephone. ML of New York will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures may include, but are not limited to, possible recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. ML of New York will not be liable for following telephone instructions that it reasonably believes to be genuine. Notices, changes and choices relating to beneficiaries will take effect as of the date signed unless ML of New York has already acted in reliance on the prior status.

Amendment of Contract. ML of New York may amend the Contract at any time, as may be necessary to conform to any applicable law, regulation or ruling issued by a government agency.

Deferral of Payments. All sums payable by ML of New York are payable at its Home Office. ML of New York may require return of a Contract prior to making payment. Payments of partial or full withdrawals may be deferred for up to six months.

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

Free Look Right. When the contract owner receives the Contract, it should be reviewed carefully to make sure it is what the contract owner intended to purchase. Generally within ten days after the contract owner receives the Contract, he or she may return it for a refund. Some states allow a longer period of time to return the Contract. The Contract must be delivered to ML of New York's Home Office or to the Financial Consultant who sold it for a refund to be made. ML of New York will then refund to the contract owner all premiums paid into the Contract. The Contract will then be deemed void from the beginning. If a contract owner exercises his or her free look right, that contract owner may not submit another application with the same annuitant for ninety days.

Guarantee of Contracts. The federal government or its instrumentalities does not guarantee the Contracts. ML of New York backs the guarantees associated with the Contracts.

                         DISTRIBUTION OF THE CONTRACTS

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is the principal underwriter of the Contract. It was organized in 1958 under the laws of the state of Delaware and is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. ("NASD"). MLPF&S' principal business address is World Financial Center, 250 Vesey Street, New York, New York 10281.

Contracts are sold by registered representatives (Financial Consultants) of MLPF&S who are also licensed through Merrill Lynch Life Agency, Inc. ("MLLA"), as insurance agents for ML of New York. ML of New York has entered into a distribution agreement with MLPF&S and a companion sales agreement with MLLA through which agreements the Contracts are sold and the Financial Consultants are compensated by MLLA and/or MLPF&S. The maximum commission paid to the Financial Consultant is 2.0% of each premium. In addition, the maximum compensation paid to the Financial Consultant for each reinvestment through the tenth Contract Year is 1.8% of premium reinvested. The maximum additional compensation paid to the Financial Consultant in each year beyond the tenth Contract Year that the Contract remains in force is .28% of the account value. Commissions may be paid in the form of non-cash compensation.

The maximum commission ML of New York will pay to MLLA to be used to pay commissions to Financial Consultants is 3.5% of each premium.

MLPF&S may arrange for sales of the Contract by other broker-dealers who are registered under the Securities Exchange Act of 1934 and are members of the NASD.

                           FEDERAL TAX CONSIDERATIONS

INTRODUCTION

The following discussion is general and is not intended as tax advice.

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon ML of New York's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

ML OF NEW YORK DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.

The Contract may be purchased on a non-qualified tax basis ("non-qualified Contract") or purchased and used in connection with plans qualifying for favorable tax treatment ("qualified Contract"). The qualified Contracts were designed for use by individuals whose premium payment is comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Section 401(a), 408, or 457 of the Internal Revenue Code. The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefit to the contract owner, the annuitant, or the beneficiary depends on the type of retirement plan, on the tax status of the individual concerned and on ML of New York's tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAXATION OF ML OF NEW YORK

ML of New York is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The assets underlying the Contracts will be owned by ML of New York. The income earned on such assets will be income to ML of New York.

TAX STATUS OF THE CONTRACT

ML of New York believes that the Contract will be treated as an annuity contract and that ML of New York will be treated as owning the assets supporting the Contract for federal income tax purposes. ML of New York, however, reserves the right to modify the Contracts as necessary to prevent the contract owner from being considered the owner of the assets supporting the Contract for federal tax purposes.

Furthermore, in order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Internal Revenue Code requires any non-qualified Contract to provide that (a) if any contract owner dies on or after the annuity commencement date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that contract owner's death; and (b) if any contract owner dies prior to the annuity commencement date, the entire interest in the Contract will be distributed within five years after the date of the contract owner's death. These requirements will be considered satisfied as to any portion of the contract owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that contract owner's death. The contract owner's "designated beneficiary" (referred to herein as the "contract owner's beneficiary") is the person designated by such owner as a beneficiary and to whom the contract owner's interest in the Contract passes by reason of death and must be a natural person. However, if the contract owner's "designated beneficiary" is the surviving spouse of the contract owner, the Contract may be continued with the surviving spouse as the new contract owner. Solely for purposes of applying the provisions of Section 72(s) of the Code, when non-qualified Contracts are held by other than a natural person, the death of the annuitant is treated as the death of the contract owner.

The non-qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Internal Revenue Code, although no regulations interpreting these requirements have yet been issued. ML of New York intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Internal Revenue Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified Contracts.

THE FOLLOWING DISCUSSION ASSUMES THAT THE CONTRACTS WILL QUALIFY AS ANNUITY CONTRACTS FOR FEDERAL INCOME TAX PURPOSES.

FEDERAL TAXES

a.  In General

Section 72 of the Internal Revenue Code governs taxation of annuities in general. ML of New York believes that a contract owner who is a natural person generally is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the account value (e.g., partial withdrawals and surrenders) or as annuity payments under the annuity option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the account value (and in the case of a qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income. Additionally, certain transfers of a Contract for less than full and adequate consideration, such as a gift, will generate tax on the excess of the net account value over the contract owner's "investment in the contract" (discussed below).

The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract's account value over the "investment in the contract" during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person may wish to discuss these with a competent tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

b.  Partial Withdrawals and Surrenders

In the case of a partial withdrawal or surrender under a qualified Contract, under Section 72(e) of the Internal Revenue Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of any individual under a Contract which was not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from qualified Contracts.

In the case of a partial withdrawal under a non-qualified Contract before the annuity date, under Internal Revenue Code Section 72(e) amounts received are generally first treated as taxable income to the extent that the account value immediately before the partial withdrawal (increased by the net excess, if any, of the sum of all Market Value Adjustments that increase any subaccount value over the sum of all Market Value Adjustments that decrease any subaccount value which result from the partial withdrawal) exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

It is important to note that the Contract is an integrated annuity contract and that therefore in determining the extent to which a withdrawal from one subaccount is taxable, the account value and "investment in the contract" for the entire Contract, not just the subaccount from which the withdrawal is made, will be taken into account.

In the case of a surrender under a non-qualified Contract, under Section 72(e) amounts received are generally treated as taxable income to the extent the net amount received exceeds the "investment in the contract" at that time.

c.  Annuity Payments

Although tax consequences may vary depending on the annuity option elected under the Contract, under Internal Revenue Code Section 72(b), generally gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity date. In this respect (prior to recovery of the investment in the contract), there is generally no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each income payment is taxable. In all cases, after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.

d.  Penalty Tax on Certain Withdrawals

In the case of a distribution pursuant to a non-qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the contract owner attains age 59 1/2; (2) made as a result of death or disability of the contract owner; (3) received in substantially equal periodic payments over the life or life expectancy of the contract owner (or joint life or life expectancy of the contract owner and a designated beneficiary). In certain circumstances, other exceptions may apply. Other tax penalties may apply to certain distributions under a qualified Contract.

e.  Taxation of Death Benefit Proceeds

Amounts may be distributed from a Contract because of the death of the contract owner, the annuitant, or the co-annuitant. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above.

f.  Transfers, Assignments, or Exchanges of a Contract

A transfer of ownership of a Contract, the designation of an annuitant, payee or other beneficiary who is not also the contract owner, or the exchange of a Contract (or this Contract along with one or more other annuity contracts) for one or more new annuity contracts may result in certain tax consequences to the owner that are not discussed herein. A contract owner contemplating any such transfer, assignment, or exchange of a Contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

g.  Multiple Contracts

All non-qualified annuity contracts entered into after October 21, 1988 that are issued by ML of New York (or its affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includable in gross income under Section 72(e) of the Internal Revenue Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and a separate deferred annuity contract as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

h.  Withholding

Distributions from Contracts generally are subject to withholding for the contract owner's federal income tax liability. The withholding rate varies according to the type of distribution and the contract owner's tax status. The contract owner will generally be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from Section 401(a) plans and Section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Internal Revenue Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or individual retirement account or annuity.

i.  Possible Changes in Taxation

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of the

Contracts. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

j.  Other Tax Consequences

As noted above, the foregoing discussion of the federal income tax consequences under the Contract is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect ML of New York's understanding of current law and the law, or its interpretation by the Internal Revenue Service, may change. Federal estate and state and local income, estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

QUALIFIED PLANS

The Contract is designed for use with several types of qualified plans. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. The tax rules applicable to contract owners in qualified plans, including restrictions on contributions and benefits, taxation of distributions, and any tax penalties, vary according to the type of plan and the terms and conditions of the plan itself. Various tax penalties may apply to contributions in excess of specified limits, distributions that do not satisfy specified requirements, and certain other transactions with respect to qualified plans. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified plans. Contract owners, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. Some retirement plans are subject to distribution and other requirements that are not incorporated into ML of New York's administration procedures. Owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are brief descriptions of the various types of qualified plans in connection with which ML of New York will issue a Contract. When issued in connection with a qualified plan, a Contract will be amended as necessary to conform to the requirements of the Internal Revenue Code.

H.R. 10 Plans

The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10," permits self-employed individuals to establish qualified plans for themselves and their employees. In order to establish such a plan, a plan document, often in prototype form preapproved by the Internal Revenue Service, is adopted and implemented by or for the self-employed person. Purchasers of Contracts for use with H.R. 10 Plans should seek competent advice regarding the suitability of the proposed plan documents and of the Contract to their specific needs.

Individual Retirement Annuities and Individual Retirement Accounts

Section 408 of the Internal Revenue Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account (each hereinafter referred to as "IRA"). Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Contracts for use with or as IRAs may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of the Contract for use with or as IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek competent advice as to the suitability of the Contract for use with or as IRAs.

Earnings in an IRA are not taxed until distribution. IRA contributions are limited each year to the lesser of $2,000 or 100% of the Owner's adjusted gross income and may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

Simplified Employee Pension (SEP) IRAs

Employers may establish Simplified Employee Pension (SEP) IRAs under Internal Revenue Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Internal Revenue Code requirements regarding participation and amounts of contributions.

SIMPLE IRAs

Beginning January 1, 1997, certain small employers may establish SIMPLE plans as provided by Section 408(p) of the Internal Revenue Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

Roth IRAs

The Contract is available for purchase by an individual who has separately established a Roth IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Effective January 1, 1998, Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made
(1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA.

Corporate Pension and Profit Sharing Plans

Section 401(a) of the Internal Revenue Code permits employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contracts in order to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant, or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments. Employers intending to use the Contracts in connection with such plans should seek competent advice.

Section 457 Deferred Compensation ("Section 457") Plans

Under Section 457 of the Internal Revenue Code, employees and independent contractors who perform services for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and certain tax-exempt employers may participate in a Section 457 plan of their employer allowing them to defer part of their salary or other compensation. The amount deferred and any income on such amount will not be taxable until paid or otherwise made available to the employee.

The maximum amount that can be deferred under a Section 457 plan in any tax year is ordinarily one-third of the employee's includable compensation, up to $7,500. Includable compensation means earnings for services rendered to the employer which is includable in the employee's gross income, but excluding any contributions under the Section 457 plan or a Tax-Sheltered Annuity. During the last three years before an individual attains normal retirement age additional "catch-up" deferrals are permitted.

The deferred amounts will be used by the employer to purchase the Contracts. Contracts will be issued to the employer. For a non-governmental Section 457 plan, all account values will generally be subject to the claims of the employer's creditors and the employee has no rights or vested interest in the Contract. The employee is only entitled to payment in accordance with the
Section 457 plan provisions, and depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. Present federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan except for transfers to other Section 457 plans in certain limited cases. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages. An Employer intending to use the Contracts in connection with a Section 457 plan should seek competent tax and legal advice.

Restrictions under Qualified Contracts

For qualified plans under Sections 401(a) and 457, the Internal Revenue Code requires that distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant)(i) reaches age 70 1/2 or (ii) if later, retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Internal Revenue Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described in
Section 408, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under qualified contracts or under the terms of the plans in respect of which qualified contracts are issued.

                                 PREMIUM TAXES

Various states, municipalities and jurisdictions impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the contract value on the annuity date.

ML of New York will pay these taxes when due, and a charge for any premium taxes imposed by a state, local government or jurisdiction will be deducted from the contract value on the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, ML of New York will also deduct a charge for these taxes on any withdrawal, surrender or death benefit effected under a Contract. Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 5%.

Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the participant's state or jurisdiction of residence, ML of New York's status within that state or jurisdiction, and the premium tax laws of that state or jurisdiction. No premium taxes are currently imposed by the state of New York, but ML of New York cannot guarantee that such taxes will not be assessed by New York in the future.

           EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 PROVISIONS

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes fiduciary, prohibited transaction and other requirements with respect to employee benefit plans to which it applies. In certain circumstances these requirements may be applicable to the management of an insurance company account. ML of New York believes that the account established for the Contracts is a guaranteed contract separate account within the meaning of Prohibited Transaction Class Exemption 81-82 and that assets attributed to the account will not be treated as "plan assets", under regulations promulgated by the Department of Labor. Prior to purchasing a Contract, however, the fiduciary responsible for investments of a plan subject to ERISA should become fully informed regarding the relevant terms of the Contract, including the Market Value Adjustment and withdrawal charge, and should take account of the anticipated liquidity needs of the plan in determining whether to purchase the Contract.

          MORE INFORMATION ABOUT ML LIFE INSURANCE COMPANY OF NEW YORK

A.  HISTORY AND BUSINESS

ML of New York is a stock life insurance company organized under the laws of the State of New York on November 28, 1973. ML of New York (originally named "Agway Life Insurance Company") was purchased by The Equitable Life Assurance Society of the United States ("The Equitable") for $9.5 million on May 21, 1986 and renamed Royal Tandem Life Insurance Company. On September 11, 1991, Royal Tandem Life Insurance Company changed its name to ML Life Insurance Company of New York.

Prior to 1987, ML of New York was engaged in the business of issuing non-participating whole life and term life insurance contracts. During 1987, ML of New York entered into various agreements with Monitor Life Insurance Company of New York ("Monitor") whereby Monitor initially coinsured and administered, effective March 5, 1987, and then ultimately assumed, effective July 31, 1987, ML of New York's ordinary non-participating individual life insurance and annuity business.

On July 31, 1987, The Equitable sold 25% of its common stock interest in ML of New York to Merrill Lynch for approximately $3 million. Immediately following the sale, The Equitable and Merrill Lynch simultaneously contributed their respective interests in the common stock of ML of New York to the capital of Tandem Financial Group, Inc. ("TFG"). On October 11, 1989, Merrill Lynch purchased all of the shares of capital stock of TFG owned by The Equitable for $86.3 million, and TFG became a wholly owned subsidiary of Merrill Lynch. On September 6, 1990, TFG changed its name to Merrill Lynch Insurance Group, Inc. ("MLIG"). ML of New York and its affiliate Merrill Lynch Life Insurance Company ("Merrill Lynch Life") are direct wholly owned subsidiaries of MLIG.

On November 14, 1990, ML of New York and Tandem Insurance Group, Inc. ("Tandem Insurance," a life insurance company now merged with and into Merrill Lynch
Life) entered into an indemnity reinsurance and assumption agreement. Pursuant to this agreement, on December 31, 1990, ML of New York and Tandem Insurance reinsured on a 100% indemnity basis all variable life insurance policies (the "reinsured policies") issued by Monarch Life Insurance Company ("Monarch Life") and sold through affiliates of MLPF&S. As a result, ML of New York became obligated to reimburse Monarch Life for its net amount at risk with regard to the reinsured policies. In connection with the indemnity reinsurance, assets of approximately $65 million supporting general account reserves were transferred from Monarch Life to ML of New York.

On various dates through April 22, 1991, ML of New York and Tandem Insurance assumed the reinsured policies wherever permitted by appropriate regulatory authorities, replacing Monarch Life. In connection with the assumption, assets and reserves associated with the reinsured policies of approximately $290 million were transferred to ML of New York, of which approximately $261 million was held in the ML of New York Variable Life Separate Account. The aggregate face amount of the reinsured policies assumed by ML of New York was approximately $700 million.

Information pertaining to contract owner deposits, contract owner account balances, and capital contributions can be found in ML of New York's financial statements which are contained herein.

ML of New York is currently licensed to conduct life insurance and annuity business in 9 states. It currently sells its annuity products and variable life insurance products only in the state of New York. During 1997, premium payments for annuity and life insurance products were made principally in New York (88%, as measured by total contract owner deposits).

ML of New York's life insurance and annuity products are sold only by licensed agents through MLLA which is a wholly owned subsidiary of MLPF&S, pursuant to a general agency agreement by and between ML of New York and MLLA. Sales are made by career life insurance agents whose sole responsibility is the sale and servicing of insurance, and by Financial Consultants of MLPF&S who are also licensed as insurance agents. At December 31, 1997, approximately 1,765 agents of MLLA were authorized to act for ML of New York.

B.  SELECTED FINANCIAL DATA

The following selected financial data for ML of New York should be read in conjunction with the financial statements and notes thereto included in this Prospectus.

                                                        SELECTED FINANCIAL DATA
                                                   FOR THE PERIODS ENDED DECEMBER 31,
                                      ------------------------------------------------------------
                                         1997         1996         1995        1994        1993
                                         ----         ----         ----        ----        ----
                                                             (IN THOUSANDS)
Net investment income...............  $   25,465   $   27,520   $   29,819   $ 32,679   $   50,661
Earnings Before Federal Income
  Tax...............................  $   14,665   $   13,809   $   15,242   $  7,291   $    2,400
Net Earnings........................  $    9,692   $    9,219   $   10,064   $  5,473   $    1,808
Total Assets........................  $1,138,581   $1,008,067   $1,003,347   $920,722   $1,045,313
Stockholder's Equity................  $   77,781   $   84,554   $  110,779   $ 95,813   $   92,776

C. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Financial Statements and Notes to Financial Statements included herein.

Business Environment

ML of New York conducts its business in the life insurance and annuity markets of the financial services industry. These markets are faced with an increased strengthening of the regulatory environment with particular emphasis on company solvency and sales practice monitoring. The legal barriers which have historically segregated many of the markets in the financial services industry are being challenged through both legislative and judicial processes. The distribution channels for life insurance and annuity products are diversifying and now include banks, full service and discount securities brokers, financial planners and the internet.

During the third quarter 1997, Congress passed the Taxpayer Relief Act of 1997 (the "Act"). Significant provisions of the Act include a reduction in the long-term capital gains tax rate, a phased-in increase of the estate tax exemption and the creation of new non-deductible Individual Retirement Accounts. The effect of this new legislation improves the competitiveness of other non-insurance products particularly in the individual retirement market; however, its impact on insurance sales during 1997 was minimal.

Demographically, the population is aging, which favors life insurance and annuity products. In particular, management anticipates that markets will expand for estate planning products and annuities, albeit in a more competitive environment. However, changes in tax laws that are currently being debated by Congress and the President of the United States may reduce or eliminate the tax advantages of certain of these products, resulting in either their reduced marketability or their obsolescence.

Summary

ML of New York sells variable and interest sensitive life insurance and annuity products through Merrill Lynch's retail network of Financial Consultants. ML of New York competes for Merrill Lynch's clients' life insurance and annuity business with non-affiliated insurers whose products are also sold through Merrill Lynch's retail network ("non-proprietary products"), and with insurers who solicit this business directly. The product lines which ML of New York offers are focused in the highly competitive market segments of retirement and estate planning. ML of New York competes in these market segments by integrating its products into Merrill Lynch's planning-based financial management program.

ML of New York's financial management is based on conservative investment and liability management and regular monitoring of its risk profile. ML of New York also seeks to provide superior customer service and financial management to promote the competitiveness of its products. ML of New York's customer service centers have established standards of performance that are monitored on a regular basis. Managers and employees in the customer service centers are periodically evaluated based on their performance in meeting these standards.

ML of New York has strategically placed its marketing emphasis on the sale of variable annuities, modified guaranteed annuities and variable life insurance products. These products are designed to address the retirement and estate planning needs of Merrill Lynch's clients. The variable annuity product provides tax deferred savings with the opportunity for diversified investing in a wide selection of underlying mutual fund portfolios. The modified guaranteed annuity product provides a guaranteed fixed interest-crediting rate for a period selected by the contract owner, but imposes a market value adjustment for withdrawals prior to the expiration of the guarantee period. ML of New York offers a variable life insurance product which provides life insurance protection and allows the policyholder to allocate the cash value of the policy to underlying diversified mutual fund portfolios. The following table summarizes ML of New York's sales activity for the three years ending December 31, 1997:

                                                    PREMIUMS COLLECTED             % CHANGE
                                                   --------------------    -------------------------
                                                   1997    1996    1995    1997 - 1996   1996 - 1995
                                                   ----    ----    ----    -----------   -----------
                                                      (IN MILLIONS)
Variable Annuities:
     New Premium.................................  $ 91    $21     $18         333%           17%
     Internal Tax Free Exchange..................    10      3       7         233%          (57)%
                                                   ----    ---     ---         ---          ----
                                                    101     24      25         321%           (4)%
                                                   ----    ---     ---         ---          ----
Modified Guaranteed Annuities:
     New Premium.................................     4      3      19          33%          (84)%
     Internal Tax Free Exchange..................     1      2      19         (50)%         (89)%
                                                   ----    ---     ---         ---          ----
                                                      5      5      38           0%          (87)%
                                                   ----    ---     ---         ---          ----
Variable Life Insurance..........................    11      8       5          38%           60%
Other............................................     0      0       1           0%         (100)%
                                                   ----    ---     ---         ---          ----
          Total Premiums.........................  $117    $37     $69         216%          (46)%
                                                   ====    ===     ===         ===          ====
New Premium......................................  $106    $32     $43         231%          (26)%
     Internal Tax Free Exchange..................    11      5      26         120%          (81)%
                                                   ----    ---     ---         ---          ----
          Total Premiums.........................  $117    $37     $69         216%          (46)%
                                                   ====    ===     ===         ===          ====

During 1997, ML of New York's total sales volume increased significantly. New premiums for all products increased by 231% as compared to a 26% decline during 1996.

Variable annuity sales increased by 333% during 1997 as compared to 1996. This compares to a 17% increase in variable annuity sales during 1996 as compared to 1995. Management attributes the increase in variable annuity sales to enhanced sales efforts related to the December 1996 introduction of five new investment options managed by three unaffiliated investment advisors. A number of these mutual fund portfolios generally have aggressive growth investment objectives and complement the underlying portfolios managed by Merrill Lynch Asset Management, L.P. ("MLAM"), an indirect subsidiary of Merrill Lynch. To further complement the existing investment options, ML of New York also introduced an index fund managed by MLAM.

In addition to the new investment options, management believes that the generally favorable equity markets over the past three years has also contributed to the increase in variable annuity sales. During 1997, 1996 and 1995, the Standard & Poor's 500 Composite Stock Price Index has risen 31%, 20% and 34%, respectively.

During 1996, Merrill Lynch began offering to ML of New York variable annuity contract owners an asset allocation service. An investment advisor allocates the participating contract owner's account value among the available underlying mutual fund portfolios based on the contract owner's investment objectives and risk tolerance. ML of New York does not receive any financial remuneration from Merrill Lynch for this service; however, management believes that its availability has had a positive effect on variable annuity sales volume.

Variable life sales as measured by premiums increased 38% during 1997 as compared to 1996 and 60% during 1996 as compared to 1995. Management attributes the continued increase in variable life sales to three factors. The first factor is Merrill Lynch's planning-based financial management program for individual investors. Approximately 64% of all financial plans completed contain a recommendation that the purchase of life insurance may resolve an identified need. The implementation of these recommendations has, in management's view, contributed to the growth in variable life premiums. The second factor is the generally favorable equity markets over the past three years. The third factor is the addition of the new investment options, described above, which were made available to variable life contracts during 1997.

Modified guaranteed annuity sales remained low during 1997 which was comparable to 1996. Sales volume of the modified guaranteed annuity product is reflective of the current interest rate environment and will generally increase and decrease in a direct relationship with the increase and decrease in interest rates. Sales of this product during the three years ending December 31, 1997, were concentrated during the first half of 1995, generally reflecting higher interest rates during this period.

During 1997, ML of New York adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 defines comprehensive income as all non-owner changes in equity during a period. Comprehensive income is reported in the Statements of Comprehensive Income and is comprised of net earnings, as reported in the Statement of Net Earnings, and other comprehensive income. Other comprehensive income is all other non-owner changes in equity excluding net earnings. Specifically, this includes the period to period change in net unrealized gains (losses) on investment securities and the related adjustments to deferred policy acquisition costs, policyholders' liabilities and deferred income taxes. An explanation of the changes in other comprehensive income for the years ended 1997 and 1996 is included herein, following the discussion of ML of New York's results of operations.

Financial Condition

At December 31, 1997, ML of New York's assets were $1.1 billion, or $131 million higher than the $1.0 billion in assets at December 31, 1996. The increase in assets is attributable to increases in separate account assets. During 1997, separate account assets increased $148 million (or 25%) to $740 million. The increase is attributable to two factors. First, the separate accounts benefited from strong underlying fund performance associated with the generally rising equity markets. During 1997, the separate accounts increased $84 million due to price appreciation in the underlying funds supporting the variable products. Second, net cash inflow to the variable products contributed $64 million to the growth in separate account assets.

General account assets decreased $17 million primarily due to the declining number of fixed-rate contracts in-force and the $15 million dividend payment to MLIG.

As a result of significantly increased sales during 1997, ML of New York experienced deposits that exceeded contract owner withdrawals. Deposits for 1997 were $107 million compared to withdrawals of $56 million, resulting in a net cash inflow from contract owner activity of $51 million.

During 1997, ML of New York continued to concentrate its marketing emphasis on the sale of variable products, resulting in the migration of assets from the general account to the separate accounts. As of December 31, 1997 and 1996, ML of New York's percentage of separate accounts assets to total assets was 65% and 59%, respectively. ML of New York anticipates that the percentage of separate accounts assets to total assets will continue to increase.

ML of New York maintains a conservative general account investment portfolio. ML of New York has no mortgage or real estate investments and its investment in equity securities is significantly below the industry average. The following schedule identifies ML of New York's general account invested assets by type:

Investment Grade Fixed Maturity Securities..................   70%
Policy Loans................................................   25%
Non-Investment Grade Fixed Maturity Securities..............    3%
Equity Securities...........................................    2%
                                                              ---
                                                              100%
                                                              ===

ML of New York's investment in collateralized mortgage obligations ("CMO") and mortgage backed securities ("MBS") had a carrying value of $36 million as of December 31, 1997. At December 31, 1997 approximately 86% of ML of New York's CMO and MBS holdings were fully collateralized by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation. ML of New York held at December 31, 1997 approximately $3 million of CMO and MBS securities which had relatively higher projected cash flow volatility in changing interest rate environments as compared to the Company's CMO and MBS investment portfolio taken as a whole. CMO and MBS securities are structured to allow the investor to determine, within certain limits, the amount of interest rate risk, prepayment risk and default risk that the investor is willing to accept. It is this level of risk that determines the degree to which the yields on CMO and MBS securities will exceed the yields that can be obtained from similarly rated corporate securities.

During 1997, ML of New York's three remaining mortgage loans were repaid in full.

As of December 31, 1997, ML of New York had 3,995 life insurance and annuity contracts in-force with interest rate guarantees. The estimated average rate of interest credited on behalf of contract owners was 4.96% during 1997. The liabilities related to insurance contracts with interest rate guarantees were supported by invested assets with an estimated effective yield of 7.11% during 1997.

Liquidity and Capital Resources

ML of New York's liquidity requirements include the payment of sales commissions and other underwriting expenses and the funding of its contractual obligations for the life insurance and annuity contracts it has in-force. ML of New York has developed and utilizes a cash flow projection system and regularly performs asset/ liability duration matching in the management of its asset and liability portfolios. ML of New York anticipates funding all its cash requirements utilizing cash from operations, normal investment maturities and anticipated calls and repayments, consistent with prior years. As of December 31, 1997, ML of New York's assets included $214 million of cash, short-term investments and investment grade publicly traded fixed maturity securities that could be liquidated if funds were required.

In order to continue to market life insurance and annuity products, ML of New York must meet or exceed the statutory capital and surplus requirements of the insurance departments of the states in which it conducts business. Statutory accounting practices differ from generally accepted accounting principles ("GAAP") in two major respects. First, under statutory accounting practices, the acquisition costs of new business are charged to expense, while under GAAP they are amortized over a period of time. Second, under statutory accounting practices, the required additions to statutory reserves for new business in some cases may initially exceed the statutory revenues attributable to such business. These practices result in a reduction of statutory income and surplus at the time of recording new business.

The National Association of Insurance Commissioners utilizes the Risk Based Capital ("RBC") adequacy monitoring system. The RBC calculates the amount of adjusted capital that a life insurance company should have based upon that company's risk profile. As of December 31, 1997 and 1996, based on the RBC formula, ML of New York's total adjusted capital level was well in excess of the minimum amount of capital required to avoid regulatory action.

ML of New York has developed a comprehensive capital management plan that will continue to provide appropriate levels of capital for the risks which ML of New York assumes, but will allow ML of New York to reduce its absolute level of surplus. In implementing this plan, ML of New York paid dividends to MLIG of $15 million and $35 million during 1997 and 1996, respectively.

ML of New York believes that it will be able to fund the capital and surplus requirements of projected new business from current statutory earnings and existing statutory capital and surplus. If sales of new business significantly exceed projections, ML of New York may have to look to its parent and other affiliated companies to provide the capital or borrowings necessary to support its current marketing efforts. ML of New York's future marketing efforts could be hampered should its parent and/or affiliates be unwilling to commit additional funding.

The modifications for Year 2000 systems compliance are proceeding according to plan and are expected to be completed in early 1999. Expenditures on Year 2000 systems compliance are not expected to have a material adverse impact on ML of New York's financial position in future periods. However, the failure of ML of New York's service providers to resolve their own processing issues in a timely manner could result in a material financial risk. ML of New York is in the process of confirming that its service providers are adequately addressing Year 2000 issues. It is not anticipated at this time that contract owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. However, there cannot be complete assurance of success, or that interaction with other service providers will not impair ML of New York's services at that time.

Comprehensive Income

ML of New York recorded comprehensive income of $8.2 million and $8.8 million for 1997 and 1996, respectively. A discussion of the results of operations and changes in other comprehensive income follows:

Results of Operations

ML of New York's gross earnings are principally derived from two sources: (i) the net income from investment of fixed rate life insurance and annuity contract owner deposits less interest credited to contract owners, commonly known as spread, and (ii) the charges imposed on variable life insurance and variable annuity contracts. The costs associated with acquiring contract owner deposits are amortized over the period in which ML of New York anticipates holding those funds. In addition, ML of New York incurs expenses associated with the maintenance of in-force contracts.

1997 compared to 1996

ML of New York recorded net earnings of $9.7 million and $9.2 million for 1997 and 1996, respectively.

Net investment income and interest credited to policyholders' account balances for 1997 as compared to 1996 both declined by approximately $2 million. The reduction in net investment income is primarily attributable to the reduction in fixed rate contracts in-force and stockholder dividend payments. The decrease in interest credited to policyholders' account balances is primarily attributable to the reduction in fixed rate contracts in-force. Additionally, during 1997, certain policyholder reserves were determined to be in excess of amounts required, resulting in a $1 million reduction to interest credited.

Net realized investment gains were $1.9 million and $2.2 million during 1997 and 1996, respectively. The decrease is primarily due to credit related losses on fixed maturity investments during 1997.

Policy charge revenue increased $1.1 million (or 9%) during the current year as compared to 1996. The increase in policy charge revenue is primarily attributable to the increase in policyholders' variable account balances. Asset based charges increased $1.3 million (or 23%) consistent with the growth in the separate account assets. Non-asset based charges decreased $0.2 million during 1997 as compared to 1996 primarily due to an increase in the number of in-force variable life policies reaching the end of their deferred policy load collection period.

The decrease in policy benefits of $0.5 million during 1997 as compared to 1996 is attributable to favorable mortality experienced during 1997.

Reinsurance premium ceded increased $0.3 million to $1.6 million during 1997. This increase is attributable to the combined effect of the increasing age of policyholders and increased insurance in-force resulting from the strong equity markets.

Other Comprehensive Income

ML of New York recorded a $1.5 million decrease in other comprehensive income during 1997 as compared to a $0.5 million decrease during 1996.

Other comprehensive income is impacted by the change in net unrealized holding gains (losses) on investment securities and the related adjustments to deferred policy acquisition costs, policyholders' liabilities and deferred income taxes. Generally, the most significant factor that impacts net unrealized holding gains (losses) on investment securities is changes in interest rates. At December 31, 1997, interest rates had decreased by approximately 56 basis points from December 31, 1996 resulting in a $0.2 million increase in net unrealized holding gains. However, offsetting this gain was the $2.4 million reversal of prior year unrealized gains resulting from the disposition of a single preferred stock investment during 1997. At December 31, 1996, interest rates had increased by approximately 79 basis points from December 31, 1995. Net unrealized holding gains (losses) have an inverse relationship to changes in interest rates.

1996 compared to 1995

ML of New York recorded net earnings of $9 million and $10 million for 1996 and 1995, respectively.

Net investment income and interest credited to policyholders' account balances for 1996 as compared to 1995 have declined by approximately $2 million and $1 million, respectively, resulting in a $1 million decrease in interest spread. The reduction in net investment income is primarily attributable to the reduction in fixed rate contracts in-force and the accumulation of cash for and payment of the stockholder dividend. The decrease in interest credited to policyholders account balances is primarily attributable to the reduction in fixed rate contracts in-force.

Net realized investment gains (losses) increased $2 million during 1996 to a gain of $2 million. This change is primarily attributable to the sale of a single equity security and normal dispositions of fixed maturity securities during 1996. Certain credit related dispositions of equity securities and mortgage loans resulted in realized losses of $1 million during 1995.

The increase in policy benefits of $0.8 million during 1996 as compared to 1995 is attributable to unfavorable mortality experienced during 1996.

Amortization of deferred policy acquisition costs increased $2 million during 1996 as compared to 1995. This change is primarily attributable to the period to period difference in amortization associated with the retrospective adjustment of deferred policy acquisition costs as a result of revising the assumptions of estimated future gross profits of certain life and annuity products.

Other Comprehensive Income

ML of New York recorded a $0.5 million decrease in other comprehensive income during 1996 as compared to a $4.9 million increase during 1995.

Other comprehensive income is impacted by the change in net unrealized holding gains (losses) on investment securities and the related adjustments to deferred policy acquisition costs, policyholders' liabilities and deferred income taxes. Generally, the most significant factor that impacts net unrealized holding gains (losses) on investment securities is changes in interest rates. At December 31, 1996, interest rates had increased by approximately 79 basis points from December 31, 1995. This compares to the approximately 200 basis point decrease in interest rates from December 31, 1994 to December 31, 1995. Net unrealized holding gains (losses) have an inverse relationship to changes in interest rates.

Segment Information

ML of New York's operations consist of one business segment, which is the sale of life insurance and annuity products. ML of New York is not dependent upon any single customer, and no single customer accounted for more than 10% of its revenues during 1997.

Inflation

ML of New York's operations have not been materially impacted by inflation and changing prices during the preceding three years.

D.  REINSURANCE

Portions of life insurance risks are reinsured with other companies. ML of New York has reinsurance agreements with a number of other insurance companies for individual life insurance. The maximum retention on any one life is approximately $500,000.

E.  CONTRACT OWNER ACCOUNT BALANCES

ML of New York records on its books liabilities for life insurance and annuity products which are equal to the full accumulation value of such contracts plus a mortality provision for certain of its products, which will be sufficient to meet ML of New York's contract obligations at their maturities or in the event of a contract owner's death.

F.  INVESTMENTS

ML of New York's assets must be invested in accordance with applicable state laws. These laws govern the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred or common stocks, real estate mortgages, real estate and certain other investments. All of ML of New York's assets, except for separate account assets supporting variable products, are available to meet its obligations under the Contracts.

ML of New York makes investments in accordance with investment guidelines that take into account investment quality, liquidity, and diversification, and invests primarily in investment-grade fixed income assets such as mortgage-backed securities, collateralized mortgage obligations and corporate debentures. At December 31, 1997, invested assets consisted of $256 million in fixed maturity securities available for sale, $88 million in policy loans, and $5 million in equity securities.

At December 31, 1997, ML of New York's assets included $214 million of cash, short-term investments and investment grade publicly traded fixed maturity securities supporting contract guarantees.

At December 31, 1997, approximately $73 million (approximately 29% of ML of New York's general account portfolio of fixed maturity securities) was invested in securities rated BBB by Standard and Poor's (or similar rating agency). Fixed maturity securities rated BBB may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuers to make principal and interest payments than is the case with higher rated fixed maturity securities.

At December 31, 1997, approximately $10 million (4%) of ML of New York's fixed maturity securities were invested in securities considered non-investment grade. ML of New York defines non-investment grade as unsecured corporate debt obligations which do not have a rating equivalent to Standard and Poor's (or similar rating agency) BBB or higher, and are not guaranteed by an agency of the federal government. Non-investment grade securities are speculative and are subject to significantly greater risks related to the creditworthiness of the issuers and the liquidity of the market for such securities. ML of New York carefully selects, and closely monitors, such investments.

G.  COMPETITION

ML of New York is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are approximately 1,800 stock, mutual and other types of insurers in the life insurance business in the United States, a number of which are substantially larger than ML of New York.

H.  CERTAIN AGREEMENTS

Investment Management Agreements

ML of New York has entered into an investment management agreement with Merrill Lynch Asset Management, L.P. ("MLAM"), a subsidiary of Merrill Lynch, pursuant to which MLAM provides investment management and related accounting services with respect to ML of New York's publicly traded investments. ML of New York pays a fee to MLAM for these services. ML of New York paid reimbursements of $159,000, $186,000, and $206,000 during the years ended December 31, 1997, 1996, and 1995, respectively, to MLAM for such services.

Mortgage Loan Servicing and Investment Advisory Agreements

ML of New York has entered into a mortgage loan servicing agreement with Merrill Lynch, pursuant to which Merrill Lynch provides mortgage servicing and related accounting services with respect to investments of ML of New York in real estate, commercial mortgage loans, and mortgage loan participations. ML of New York paid fees of $2,000, $7,000, and $7,000 during the years ended December 31, 1997, 1996, and 1995, respectively, to Merrill Lynch for such services.

Service Agreement

ML of New York and MLIG are parties to a service agreement pursuant to which MLIG has agreed to provide certain data processing, legal, actuarial, management, advertising and other services to ML of New York. Expenses incurred by MLIG in relation to this service agreement are reimbursed by ML of New York on an allocated cost basis. Charges billed to ML of New York by MLIG pursuant to the agreement were $4.3 million, $4.3 million, and $4.4 million during the years ended December 31, 1997, 1996, and 1995, respectively.

General Agency Agreement

ML of New York has entered into a general agency agreement with MLLA pursuant to which registered representatives of MLPF&S who are also ML of New York's licensed insurance agents solicit applications for contracts issued by ML of New York. MLLA is paid commissions for the contracts sold by such agents.

Commissions paid to MLLA by ML of New York under the general agency agreement were $4.1 million, $1.3 million, and $2.4 million during the years ended December 31, 1997, 1996, and 1995, respectively. (See "Distribution of the Contracts" on page 17.)

I.  EMPLOYEES

ML of New York, by special agreement with the New York State Insurance Department, is required to maintain at its principal office in New York qualified personnel responsible for directing its daily operations including, without limitation, general administrative services, record keeping, accounting, underwriting, claims settlement and marketing. ML of New York has nine such employees, and the cost of their services is incurred by ML of New York.

Certain officers of ML of New York also perform services for affiliates of ML of New York, and their salaries are allocated among ML of New York and such affiliates. (See "Directors and Executive Officers" on page 33.)

J.  PROPERTIES

ML of New York's principal office is located at 100 Church Street, 11th Floor, New York, New York, where all of ML of New York's records are maintained. This office space is leased from MLPF&S. In addition, personnel performing services for ML of New York pursuant to its Management Services Agreement operate in MLIG office space. Merrill Lynch Insurance Group Services, Inc. ("MLIGS"), an affiliate of MLIG owns office space in Jacksonville, Florida. MLIGS also leases certain office space in Springfield, Massachusetts from Picknelly Family Limited Partnership. MLIG occupies certain office space in Plainsboro, New Jersey through Merrill Lynch. An allocable share of the cost of each of these premises is paid by ML of New York through the service agreement with MLIG.

K.  STATE REGULATION

ML of New York is subject to the laws of the State of New York governing insurance companies and to the regulations of the New York State Insurance Department (the "Department"). A detailed financial statement in the prescribed form (the "Annual Statement") is filed with the Department each year covering ML of New York's operations for the preceding year and its financial condition as of the end of that year. Regulation by the Department includes periodic examination to determine contract liabilities and reserves so that the Department may certify that these items are correct. ML of New York's books and accounts are subject to review by the Department at all times. A full examination of ML of New York's operations is conducted periodically by the Department and under the auspices of the NAIC.

In addition, ML of New York is subject to regulation under the insurance laws of other jurisdictions in which it operates. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to various matters, including licensing to transact business, overseeing trade practices, licensing agents, approving contract forms, establishing reserve requirements, fixing maximum interest rates on life insurance contract loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. ML of New York is required to file the Annual Statement with supervisory agencies in each of the jurisdictions in which it conducts business, and its operations and accounts are subject to examination by these agencies at regular intervals.

The NAIC has adopted several regulatory initiatives designed to improve the surveillance and financial analysis regarding the solvency of insurance companies in general. These initiatives include the development and implementation of a risk-based capital formula for determining adequate levels of capital and surplus. Insurance companies are required to calculate their risk-based capital in accordance with this formula and to include the results in their Annual Statement. It is anticipated that these standards will have no significant effect upon ML of New York. For additional information about the Risk-Based Capital adequacy monitoring system and ML of New York, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources", page 27.

In addition, many states regulate affiliated groups of insurers, such as ML of New York and its affiliates, under insurance holding company legislation. Under such laws, intercompany transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for contract owner losses incurred by other insurance companies which have become insolvent. Most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. For information regarding ML of New York's estimated liability for future guaranty fund assessments, see Note 7 of Notes to Financial Statements.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Certain insurance products of ML of New York are subject to various federal securities laws and regulations. In addition, current and proposed federal measures which may significantly affect the insurance business include regulation of insurance company solvency, employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies and the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                        DIRECTORS AND EXECUTIVE OFFICERS

ML of New York's directors and executive officers and their positions with ML of New York are as follows:

                    NAME (AGE)                                       POSITION(S) WITH ML OF NEW YORK
                    ----------                                       -------------------------------
Anthony J. Vespa (56)..............................      Chairman of the Board, President, and Chief Executive
                                                         Officer
Joseph E. Crowne, Jr. (51).........................      Director, Senior Vice President, Chief Financial
                                                         Officer, Chief Actuary, and Treasurer
Barry G. Skolnick (46).............................      Director, Senior Vice President, General Counsel, and
                                                         Secretary
David M. Dunford (49)..............................      Director, Senior Vice President, and Chief Investment
                                                         Officer
Gail R. Farkas (46)................................      Director and Senior Vice President
Michael P. Cogswell (43)...........................      Director, Vice President, and Senior Counsel
Frederick J.C. Butler (56).........................      Director
Robert L. Israeloff (59)...........................      Director
Allen N. Jones (55)................................      Director
Cynthia L. Kahn (42)...............................      Director
Robert A. King (59)................................      Director
Stanley C. Peterson (53)...........................      Director
Irving M. Pollack (80).............................      Director
Robert J. Boucher (52).............................      Senior Vice President, Variable Life Administration
Chi N. Hum (45)....................................      Vice President, Administrative Manager, and Assistant
                                                         Secretary

Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified. Some directors have held various executive positions with insurance company subsidiaries of ML of New York's indirect parent, Merrill Lynch. From time to time during 1997, legal services were performed by the law firm of Rogers & Wells for ML of New York. Cynthia L. Kahn is a partner of this law firm.

The principal positions of ML of New York's directors and executive officers for the past five years are listed below:

Mr. Vespa joined ML of New York in February 1994. Since February 1994, he has held the position of Senior Vice President of MLPF&S. From February 1991 to February 1994, he held the position of District Director and First Vice President of MLPF&S.

Mr. Crowne joined ML of New York in June 1991.

Mr. Skolnick joined ML of New York in November 1989. Since May 1992, he has held the position of Assistant General Counsel of Merrill Lynch and First Vice President of MLPF&S.

Mr. Dunford joined ML of New York in July 1990.

Ms. Farkas joined ML of New York in August 1995. Prior to August 1995, she held the position of Director of Market Planning of MLPF&S.

Mr. Cogswell has been with ML of New York since November of 1990.

Mr. Butler joined ML of New York in April 1991.

Mr. Israeloff joined ML of New York in April 1991. Since 1964, he has been Chairman and Executive Partner of Israeloff, Trattner & Co., CPAs, P.C., a public accounting firm.

Mr. Jones joined ML of New York in June 1996. Since May 1992, he has been Senior Vice President of MLPF&S. From June 1992 to May 1995, he served as a director of ML of New York. From June 1992 to February 1994, he held the position of Chairman of the Board, President, and Chief Executive Officer of ML of New York.

Ms. Kahn joined ML of New York in November 1993. She is a partner at the law firm of Rogers & Wells. She has been associated with Rogers & Wells since 1984.

Mr. King joined ML of New York in April 1991. In May 1996, he retired from the position of Vice President for Finance at Marymount College, Tarrytown, New York, which he had held since February 1991.

Mr. Peterson joined ML of New York in December 1997. Since November 1997, he has been National Sales Director for MLLA. Prior to November 1997, he held various positions with MLLA.

Mr. Pollack joined ML of New York in April 1991. In 1980, he retired from the Securities and Exchange Commission after thirty years of service, and having served as an SEC Commissioner from 1974 to 1980. Since 1980, he has practiced law and been a private consultant in the securities and capital markets fields.

Mr. Boucher joined ML of New York in May 1992.

Mr. Hum joined ML of New York in August 1997. Prior to August 1997, he was an Assistant Vice President with Smith Barney Inc.

No shares of ML of New York are owned by any of its directors or officers, as it is a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc. The directors and officers of ML of New York, both individually and as a group, own less than one percent of the outstanding shares of common stock of Merrill Lynch.

EXECUTIVE COMPENSATION

Certain executive officers and directors of ML of New York also perform services for affiliates of ML of New York, and the salaries of all such individuals are allocated among ML of New York and such affiliates.

                   COMPENSATION TABLES AND OTHER INFORMATION

The following tables set forth information with respect to the Chief Executive Officer of ML of New York. Annual Salary and Bonus for the next four most highly compensated executive officers did not exceed $100,000 for the fiscal year ended December 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                        ANNUAL COMPENSATION               AWARDS (1)
                                     --------------------------    ------------------------
                                                                   RESTRICTED
                                                                     STOCK       SECURITIES    ALL OTHER
NAME AND                                                             AWARDS      UNDERLYING     COMPEN-
PRINCIPAL POSITION                   YEAR    SALARY    BONUS(1)    (2)(3)(4)      OPTIONS      SATION(5)
------------------                   ----    ------    --------    ----------    ----------    ---------
Anthony J. Vespa                     1997    $9,280    $46,154      $11,966         696         $1,686
Chairman of the Board,               1996     7,235     29,988        8,263         404          1,019
President and Chief                  1995     4,816     21,368        4,840         377            625
Executive Officer
(since February 1994)

---------------
(1) Awards were made in January or February of the succeeding fiscal year for performance in the year indicated.

(2) Awards were split equally between Restricted Shares and Restricted Units. All awards have been valued for this table using closing prices of Merrill Lynch Common Stock on the Consolidated Transaction Reporting System on the dates of grant of such awards; the closing price on the last trading day prior to February 1, 1998, the effective date of the grant for performance in 1997, was $63.25. All of the Restricted Shares and Restricted Units vest three years following grant and the Restricted Shares are restricted from transferability for an additional two years after vesting. Restricted Shares are shares of Merrill Lynch Common Stock that convey to the holder all the rights of a stockholder except that they are restricted from being sold, transferred, or assigned for a period of time after they are granted. Restricted Units are similar to Restricted Shares but are payable in cash at the end of the three year vesting period and do not convey voting rights.

(3) During the applicable vesting and/or restricted periods, dividends are paid on Restricted Shares and dividend equivalents are paid on Restricted Units. Such dividends and dividend equivalents are equal in amount to the dividends paid on shares of Merrill Lynch Common Stock.

(4) The number and value of Restricted Shares and Restricted Units held by the Chief Executive Officer named in the table as of December 26, 1997 is as follows: Mr. Vespa (304 shares and 304 units--$41,207). These amounts do not include Restricted Shares and Restricted Units awarded in 1998 for performance in fiscal year 1997.

(5) Amount shown for 1997 consists of the following: (i) contributions made in 1997 by ML of New York to account of employee under the Merrill Lynch 401(k) Savings & Investment Plan (including, where applicable, cash payments made because of limitations imposed by the Internal Revenue Code)--Mr. Vespa ($73); and (ii) allocations made in 1997 by ML of New York to account of employee under the defined contribution retirement program--Mr. Vespa ($1,613).

                         OPTION GRANTS IN LAST FISCAL YEAR

                                   NUMBER OF      % OF TOTAL
                                   SECURITIES      OPTIONS                                       GRANT
                                   UNDERLYING     GRANTED TO       EXERCISE                       DATE
                        FISCAL      OPTIONS      EMPLOYEES IN        PRICE        EXPIRATION    PRESENT
         NAME           YEAR(1)     GRANTED      FISCAL YEAR     ($ PER SHARE)     DATE(2)      VALUE(3)
         ----           -------    ----------    ------------    -------------    ----------    --------
Anthony J. Vespa         1997         696            .01%           $62.00        1/26/2008     $13,934

---------------
(1) Includes awards made in January 1998 for performance in 1997. Awards made in January 1997 for performance in 1996 are excluded, which awards were reflected in ML of New York's Prospectus for the Contracts dated May 1, 1997.

(2) All Stock Options are exercisable as follows: 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years.

(3) Valued using a modified Black-Scholes option pricing model. The exercise price of each Stock Option ($62.00) is equal to the average of the high and low prices on the Consolidated Transaction Reporting System of a share of Merrill Lynch Common Stock on January 26, 1998, the date of grant. The assumptions used for the variables in the model were: 28.03% volatility (which is the volatility of the Merrill Lynch Common Stock for the 36 months preceding grant); a 5.81% risk-free rate of return (which is the yield as of the date of grant on a U.S. Treasury Strip (zero-coupon bond) maturing in February 2008 as quoted in The Wall Street Journal); a 1.29% dividend yield (which was the dividend yield on the date of grant); and a 10-year option term (which is the term of the option when granted). A discount of 25% was applied to the option value yielded by the model to reflect the non-marketability of employee stock options. The actual gain that executives will realize on their Stock Options will depend on the future price of the Merrill Lynch Common Stock and cannot be accurately forecast by application of an option pricing model.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                    OPTIONS                IN-THE-MONEY OPTIONS
                                   SHARES                     AT FISCAL YEAR-END           AT FISCAL YEAR-END(1)
                                 ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                              EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                             -----------   --------   -----------   -------------   -----------   -------------
Anthony J. Vespa                      0           $0          586           1,848         $27,931        $68,222

---------------
(1) This valuation represents the difference between $67.75, the closing price on December 26, 1997 on the Consolidated Transaction Reporting System of a share of Merrill Lynch Common Stock, and the exercise prices of these options.

Directors of ML of New York who are also officers of ML of New York receive no compensation in connection with their service as directors of ML of New York. ML of New York compensates each director who is not also an officer of ML of New York a fee of $4,000 annually plus $500 per meeting attended. In addition, ML of New York reimburses reasonable travel expenses of directors related to their service as directors of ML of New York. ML of New York paid fees of $6,500 to Mr. Butler, $7,000 to Mr. Israeloff, $11,000 to Ms. Kahn, $11,000 to Mr. King, and $7,000 to Mr. Pollack, each a director who was not an officer of ML of New York, for services rendered to ML of New York in 1997.

                               LEGAL PROCEEDINGS

There is no material pending litigation to which ML of New York is a party or of which any of its property is the subject, and there are no legal proceedings contemplated by any governmental authorities against ML of New York of which it has any knowledge.

                                 LEGAL MATTERS

The organization of ML of New York, its authority to issue the Contracts, and the validity of the form of the Contracts have been passed upon by Barry G. Skolnick, ML of New York's Senior Vice President and General Counsel. Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

                                    EXPERTS

The financial statements of ML of New York as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP's principal business address is Two World Financial Center, New York, New York 10281-1433.

                             REGISTRATION STATEMENT

Registration statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933 that relate to the Contract. This Prospectus does not contain all of the information in the registration statements as permitted by Securities and Exchange Commission regulations. The omitted information can be obtained from the Securities and Exchange Commission's principal office in Washington, D.C., upon payment of a prescribed fee.

INDEPENDENT AUDITORS' REPORT


The Board of Directors of
ML Life Insurance Company of New York:

We have audited the accompanying balance sheets of ML Life Insurance Company of New York (the "Company"), a wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc., as of December 31, 1997 and 1996, and the related statements of earnings, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



February 23, 1998



ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group,
Inc.)

BALANCE SHEETS
AS OF DECEMBER 31, 1997 AND 1996
(Dollars in Thousands)


                                                                         1997                  1996
                                                                    --------------        --------------
ASSETS
------
INVESTMENTS:
 Fixed maturity securities, at estimated fair value
   (amortized cost: 1997 - $250,695; 1996 - $264,341)                $    255,958          $    269,103
 Equity securities, at estimated fair value
   (cost: 1997 - $5,830; 1996 - $8,975)                                     5,029                10,859
 Mortgage loans                                                                 -                 2,057
 Policy loans on insurance contracts                                       88,163                85,548
                                                                    --------------        --------------
   Total Investments                                                      349,150               367,567
                                                                    --------------        --------------


CASH AND CASH EQUIVALENTS                                                  10,063                 7,828
ACCRUED INVESTMENT INCOME                                                   5,416                 5,952
DEFERRED POLICY ACQUISITION COSTS                                          30,406                29,272
REINSURANCE RECEIVABLES                                                       429                 1,065
OTHER ASSETS                                                                3,405                 4,569
SEPARATE ACCOUNTS ASSETS                                                  739,712               591,814
                                                                    --------------        --------------

TOTAL ASSETS                                                         $  1,138,581          $  1,008,067
                                                                    ==============        ==============

See notes to financial statements.




                                                                         1997                  1996
                                                                    --------------        --------------
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
LIABILITIES:
 POLICY LIABILITIES AND ACCRUALS:
   Policyholders' account balances                                   $    307,333          $    318,567
   Claims and claims settlement expenses                                    2,007                 2,572
                                                                    --------------        --------------
          Total policy liabilities and accruals                           309,340               321,139

 OTHER POLICYHOLDER FUNDS                                                   1,941                 1,160
 FEDERAL INCOME TAXES - DEFERRED                                            1,905                   626
 FEDERAL INCOME TAXES - CURRENT                                             2,255                 2,099
 AFFILIATED PAYABLES - NET                                                  3,492                 5,026
 OTHER LIABILITIES                                                          2,155                 1,649
 SEPARATE ACCOUNTS LIABILITIES                                            739,712               591,814
                                                                    --------------        --------------
          Total Liabilities                                             1,060,800               923,513
                                                                    --------------        --------------

STOCKHOLDER'S EQUITY:
 Common stock, $10 par value - 220,000 shares
   authorized, issued and outstanding                                       2,200                 2,200
 Additional paid-in capital                                                66,259                72,040
 Retained earnings                                                          9,692                 9,219
 Accumulated other comprehensive income                                      (370)                1,095
                                                                    --------------        --------------
          Total Stockholder's Equity                                       77,781                84,554
                                                                    --------------        --------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                           $  1,138,581          $  1,008,067
                                                                    ==============        ==============





ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(Dollars in Thousands)



                                                                         1997                  1996                  1995
                                                                    --------------        --------------        --------------
REVENUES:
 Investment revenue:
   Net investment income                                             $     25,465          $     27,520          $     29,819
   Net realized investment gains (losses)                                   1,947                 2,169                  (265)
 Policy charge revenue                                                     13,064                11,959                10,864
                                                                    --------------        --------------        --------------
        Total Revenues                                                     40,476                41,648                40,418
                                                                    --------------        --------------        --------------

BENEFITS AND EXPENSES:
 Interest credited to policyholders' account balances                      14,532                16,586                17,375
 Market value adjustment expense                                              232                   301                   238
 Policy benefits (net of reinsurance recoveries: 1997 - $690
   1996 - $1,584; 1995 - $917)                                                781                 1,311                   528
 Reinsurance premium ceded                                                  1,584                 1,262                 1,227
 Amortization of deferred policy acquisition costs                          4,119                 3,784                 1,300
 Insurance expenses and taxes                                               4,563                 4,595                 4,508
                                                                    --------------        --------------        --------------

        Total Benefits and Expenses                                        25,811                27,839                25,176
                                                                    --------------        --------------        --------------

        Earnings Before Federal Income Tax Provision                       14,665                13,809                15,242
	                                                            --------------        --------------        --------------

FEDERAL INCOME TAX PROVISION:
 Current                                                                    2,905                   102                 1,692
 Deferred                                                                   2,068                 4,488                 3,486
                                                                    --------------        --------------        --------------

        Total Federal Income Tax Provision                                  4,973                 4,590                 5,178
                                                                    --------------        --------------        --------------

NET EARNINGS                                                         $      9,692          $      9,219          $     10,064
                                                                    ==============        ==============        ==============


See notes to financial statements.


ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(Dollars in Thousands)


                                                                         1997                  1996                  1995
                                                                    --------------        --------------        --------------
NET EARNINGS                                                         $      9,692          $      9,219          $     10,064
                                                                    --------------        --------------        --------------
OTHER COMPREHENSIVE INCOME, NET OF TAX:

 Net unrealized gains (losses) on investment securities:
   Net unrealized holding gains (losses) arising during the period           (413)               (4,206)               23,575
   Reclassification adjustment for gains included in net earnings          (1,771)               (1,858)                  294
                                                                    --------------        --------------        --------------

   Net unrealized gains (losses) on investment securities                  (2,184)               (6,064)               23,869

   Adjustments for:
              Policyholder liabilities                                        (70)                5,380               (13,149)
              Deferred policy acquisition costs                                 -                     -                (3,177)

 Income tax (expense) benefit related to items of
  other comprehensive income                                                  789                   240                (2,641)
                                                                    --------------        --------------        --------------
 Other comprehensive income, net of tax                                    (1,465)                 (444)                4,902
                                                                    --------------        --------------        --------------

COMPREHENSIVE INCOME                                                 $      8,227          $      8,775          $     14,966
                                                                    ==============        ==============        ==============




See notes to financial statements.


ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(Dollars in Thousands)


                                                                                                    Accumulated
                                                                 Additional                            Other              Total
                                                 Common           paid-in           Retained       Comprehensive      stockholder's
                                                 stock            capital           earnings           Income             equity
                                             -------------     -------------     -------------     -------------      -------------
BALANCE, JANUARY 1, 1995                      $     2,200       $    83,006       $    13,970       $    (3,363)       $    95,813

 Net earnings                                                                          10,064                               10,064
 Other comprehensive income, net of tax                                                                   4,902              4,902
                                             -------------     -------------     -------------     -------------      -------------

BALANCE, DECEMBER 31, 1995                          2,200            83,006            24,034             1,539            110,779

 Dividend to Parent                                                 (10,966)          (24,034)                             (35,000)
 Net earnings                                                                           9,219                                9,219
 Other comprehensive income, net of tax                                                                    (444)              (444)
                                             -------------     -------------     -------------     -------------      -------------

BALANCE, DECEMBER 31, 1996                          2,200            72,040             9,219             1,095             84,554

 Dividend to Parent                                                  (5,781)           (9,219)                             (15,000)
 Net earnings                                                                           9,692                                9,692
 Other comprehensive income, net of tax                                                                  (1,465)            (1,465)
                                             -------------     -------------     -------------     -------------      -------------

BALANCE, DECEMBER 31, 1997                    $     2,200       $    66,259       $     9,692       $      (370)       $    77,781
                                             =============     =============     =============     =============      =============




See notes to financial statements.


ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(Dollars in Thousands)


                                                                         1997                  1996                  1995
                                                                    --------------        --------------        --------------
OPERATING ACTIVITIES:
   Net earnings                                                      $      9,692          $      9,219          $     10,064
     Adjustments to reconcile net earnings to net cash and
     cash equivalents provided (used) by operating activities:
    Amortization of deferred policy acquisition costs                       4,119                 3,784                 1,300
    Capitalization of policy acquisition costs                             (5,253)               (2,134)               (4,368)
    Amortization, (accretion) and depreciation of investments                (239)                    1                  (434)
    Net realized investment (gains) losses                                 (1,947)               (2,169)                  265
    Interest credited to policyholders' account balances                   14,532                16,586                17,375
    Provision for deferred Federal income tax                               2,068                 4,488                 3,486
    Changes in operating assets and liabilities:
     Accrued investment income                                                536                   651                   751
     Claims and claims settlement expenses                                   (565)                 (329)               (1,413)
     Federal income taxes - current                                           156                 1,914                    15
     Other policyholder funds                                                 781                   421                  (793)
     Affiliated payable - net                                              (1,534)                  964                  (180)
    Policy loans on insurance contracts                                    (2,615)               (3,475)               (4,246)
    Other, net                                                              2,306                (3,951)                1,723
                                                                    --------------        --------------        --------------

    Net cash and cash equivalents provided
      by operating activities                                              22,037                25,970                23,545
                                                                    --------------        --------------        --------------
INVESTING ACTIVITIES:
  Sales of available-for-sale securities                                   88,882               155,645                68,736
  Maturities of available-for-sale securities                              51,060                34,455                38,420
  Purchases of available-for-sale securities                             (120,965)             (162,828)             (103,568)
  Mortgage loans principal payments received                                2,057                 1,975                     -
  Sales of mortgage loans                                                       -                     -                 3,608
                                                                    --------------        --------------        --------------
       Net cash and cash equivalents provided
         by investing activities                                           21,034                29,247                 7,196
                                                                    --------------        --------------        --------------



See notes to financial statements.                                   (Continued)


ML LIFE INSURANCE COMPANY OF NEW YORK
(a wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(Continued) (Dollars In Thousands)

                                                                         1997                  1996                  1995
                                                                    --------------        --------------        --------------
FINANCING ACTIVITIES:
   Dividends paid to parent                                          $    (15,000)         $    (35,000)         $          -
   Policyholders' account balances:
      Deposits                                                            106,983                32,158                43,191
      Withdrawals (including transfers to/from Separate Accounts)        (132,819)              (61,934)              (77,460)
                                                                    --------------        --------------        --------------

         Net cash and cash equivalents used
          by financing activities                                         (40,836)              (64,776)              (34,269)
                                                                    --------------        --------------        --------------

NET  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       2,235                (9,559)               (3,528)

CASH AND CASH EQUIVALENTS:
Beginning of year                                                           7,828                17,387                20,915
                                                                    --------------        --------------        --------------

End of year                                                          $     10,063          $      7,828          $     17,387
                                                                    ==============        ==============        ==============

Supplementary Disclosure of Cash Flow Information:
  Cash paid to (received from) affiliates for:
   Federal income taxes                                              $      2,749          $     (1,812)         $      1,677
   Interest                                                                   494                   440                   447


See notes to financial statements.



ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance
Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)


NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Reporting: ML Life Insurance Company of New York (the "Company") is a wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc. ("MLIG"). The Company is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch & Co.").

The Company sells non-participating life insurance and annuity products which comprise one business segment. The primary products that the Company currently markets are variable life insurance, variable annuities, market value adjusted annuities, and immediate annuities. The Company is licensed to sell insurance in nine states; however, it currently limits its marketing activities to the State of New York. The Company markets its products solely through the retail network of Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("MLPF&S"), a wholly-owned broker-dealer subsidiary of Merrill Lynch & Co.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates that affect the reported amounts and disclosure of contingencies in the financial statements. Actual results could differ from those estimates.

Revenue Recognition: Revenues for the Company's interest-sensitive life, interest-sensitive annuity, variable life and variable annuity products consist of policy charges for the cost of insurance, deferred sales charges, policy administration charges and/or withdrawal charges assessed against policyholders' account balances during the period.

Policyholders' Account Balances: Liabilities for the
Company's universal life type contracts, including its life insurance and annuity products, are equal to the full accumulation value of such contracts as of the valuation date plus deficiency reserves for certain products. Interest-crediting rates for the Company's fixed-rate products are as follows:

 Interest-sensitive life products           4.00% -  5.30%
 Interest-sensitive deferred annuities      3.65% -  8.23%
 Immediate annuities                        3.00% - 10.00%

These rates may be changed at the option of the Company, subject to minimum guarantees, after initial guaranteed rates expire.

Liabilities for unpaid claims equal the death benefit for those claims which have been reported to the Company and an estimate based upon prior experience for claims unreported.

Reinsurance: In the normal course of business, the Company seeks to limit its exposure to loss on any single insured life and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under indemnity reinsurance agreements, primarily excess coverage and coinsurance agreements. The maximum amount of mortality risk retained by the Company is approximately $500 on a single life.

Indemnity reinsurance agreements do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company regularly evaluates the financial condition of its reinsurers so as to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral under reinsurance agreements in the form of letters of credit and funds withheld totaling $202 that can be drawn upon for delinquent reinsurance recoverables.

As of December 31, 1997, the Company had life insurance inforce that was ceded to other life insurance companies of $154,754.

Deferred Policy Acquisition Costs: Policy acquisition costs for life and annuity contracts are deferred and amortized based on the estimated future gross profits for each group of contracts. These future gross profit estimates are subject to periodic evaluation by the Company, with necessary revisions applied against amortization to date. It is reasonably possible that estimates of future gross profits could be reduced in the future, resulting in a material reduction in the carrying amount of deferred policy acquisition costs.

Policy acquisition costs are principally commissions and a portion of certain other expenses relating to policy acquisition, underwriting and issuance, that are primarily related to and vary with the production of new business. Certain costs and expenses reported in the statements of earnings are net of amounts deferred. Policy acquisition costs can also arise from the acquisition or reinsurance of existing in-force policies from other insurers. These costs include ceding commissions and professional fees related to the reinsurance assumed. The deferred costs are amortized in proportion to the estimated future gross profits over the anticipated life of the acquired insurance contracts utilizing an interest methodology.

The Company has entered into an assumption reinsurance agreement with an unaffiliated insurer. The acquisition costs relating to this agreement are being amortized over a twenty-year period using an effective interest rate of 9.01%. This reinsurance agreement provides for payment of contingent ceding commissions based upon the persistency and mortality experience of the insurance contracts assumed. Any payments made for the contingent ceding commissions will be capitalized and amortized using an identical methodology as that used for the initial acquisition costs. The following is a reconciliation of the acquisition costs related to the reinsurance agreement for the years ended December 31:

                            1997             1996             1995
                        -----------      -----------      -----------
Beginning balance        $  17,151        $  17,654        $  14,923
Capitalized amounts            577              577            1,553
Interest accrued             1,651            1,566            2,138
Amortization                (2,829)          (2,646)            (960)
                        -----------      -----------      -----------
Ending balance           $  16,550        $  17,151        $  17,654
                        ===========      ===========      ===========

The following table presents the expected amortization, net of interest accrued, of these deferred acquisition costs over the next five years. The amortization may be adjusted based on periodic evaluation of the expected gross profits on the reinsured policies.

                        1998  1,228
                        1999  1,105
                        2000    994
                        2001    895
                        2002    805

Investments: The Company's investments in fixed maturity and equity securities are classified as available-for-sale securities, which are carried at estimated fair value with unrealized gains and losses included in stockholder's equity, net of tax. If a decline in value of a security is determined by management to be other-than-temporary, the carrying value is adjusted to the estimated fair value at the date of this determination and recorded as net realized investment gains (losses).

For fixed maturity securities, premiums are amortized to the earlier of the call or maturity date, discounts are accreted to the maturity date, and interest income is accrued daily. For equity securities, dividends are recognized on the ex-dividend date. Realized gains and losses on the sale or maturity of the investments are determined on the basis of specific identification.

Certain fixed maturity securities are considered non-investment grade. The Company defines non-investment grade fixed maturity securities as unsecured debt obligations that do not have a rating equivalent to Standard and Poor's (or similar rating agency) BBB- or higher.

As of December 31, 1997, the Company has no mortgage loans outstanding. Mortgage loans were stated at unpaid principal balances, net of valuation allowances. Such valuation allowances were based on the decline in value expected to be realized on mortgage loans that may not be collectible in full. In establishing valuation allowances, management considered, among other things, the estimated fair value of the underlying collateral.

The Company recognized income from mortgage loans based on the cash payment interest rate of the loan, which may be different from the accrual interest rate of the loan for certain outstanding mortgage loans. The Company recognized a realized gain at the date of the satisfaction of the loan at contractual terms for loans where there was a difference between the cash payment interest rate and the accrual interest rate. For all loans, the Company stopped accruing income when an interest payment default either occurred or was probable. Impairments of mortgage loans were established as valuation allowances and recorded to net realized investment gains or losses.

Policy loans on insurance contracts are stated at unpaid principal balances.

Income Taxes: The results of operations of the Company are included in the consolidated Federal income tax return of Merrill Lynch & Co. The Company has entered into a tax-sharing agreement with Merrill Lynch & Co. whereby the Company will calculate its current tax provision based on its operations. Under the agreement, the Company periodically remits to Merrill Lynch & Co. its current federal tax liability.

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Insurance companies are generally subject to taxes on premiums and in substantially all states are exempt from state income taxes.

Separate Accounts: Separate Accounts are established in conformity with New York State Insurance Law, the Company's domiciliary state, and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Accounts assets may be subject to general claims of the Company only to the extent the value of such assets exceeds Separate Accounts liabilities.

Assets and liabilities of Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of policyholders, are shown as separate captions in the balance sheets.

Statements of Comprehensive Income: During 1997, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 defines comprehensive income as all non-owner changes in equity during a period. Comprehensive income is reported in the Statements of Comprehensive Income included in the financial statements for the years ended December 31, 1997, 1996 and 1995.

Statements of Cash Flows: For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and on deposit and short-term investments with original maturities of three months or less.

Reclassifications: To facilitate comparisons with the current year, certain amounts in the prior years have been reclassified.


NOTE 2.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are carried at fair value or amounts that approximate fair value. The carrying value of financial instruments as of December 31 were:

                                                     1997              1996
                                                --------------   --------------
  Assets:
   Fixed maturity securities (1)                 $    255,958     $    269,103
   Equity securities (1)                                5,029           10,859
   Mortgage loans (2)                                       -            2,057
   Policy loans on insurance contracts (3)             88,163           85,548
   Cash and cash equivalents (4)                       10,063            7,828
   Separate Accounts assets (5)                       739,712          591,814
                                                --------------   --------------

 Total financial instruments recorded as assets  $  1,098,925     $    967,209
                                                ==============   ==============

 (1) For publicly traded securities, the estimated fair value is determined using quoted market prices. For securities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow model, including provision for credit risk, based upon the assumption that such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the balance sheets. At December
      31, 1997 and 1996, securities without a readily ascertainable market value, having an amortized cost of $47,064 and $55,323, had an estimated fair value of $48,188 and $57,018, respectively.

  (2) The estimated fair value of mortgage loans approximates the carrying value.

  (3) The Company estimates the fair value of policy loans as equal to the book value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts, and the spread between the policy loan interest rate and the interest rate credited to the account value held as collateral is fixed.

  (4) The estimated fair value of cash and cash equivalents approximates the carrying value.

  (5) Assets held in Separate Accounts are carried at quoted market values.

NOTE 3:   INVESTMENTS

The amortized cost and estimated fair value of investments in fixed maturity and equity securities as of December 31 were:

                                                                            1997
                                             -------------------------------------------------------------------
                                                 Cost /            Gross             Gross           Estimated
                                               Amortized         Unrealized        Unrealized          Fair
                                                 Cost              Gains             Losses            Value
                                             -------------     -------------     -------------     -------------
  Fixed maturity securities:
   Corporate debt securities                  $   198,266       $     4,595       $       777       $   202,084
   Mortgage-backed securities                      34,726             1,135                 5            35,856
   U.S. government and agencies                    13,593               268                11            13,850
   Municipals                                       2,090                90                 -             2,180
   Foreign governments                              2,020                 -                32             1,988
                                             -------------     -------------     -------------     -------------

    Total fixed maturity securities           $   250,695       $     6,088       $       825       $   255,958
                                             =============     =============     =============     =============

  Equity securities:
   Non-redeemable preferred stocks            $     4,507       $         -       $        34       $     4,473
   Common stocks                                    1,323                 -               767               556
                                             -------------     -------------     -------------     -------------

      Total equity securities                 $     5,830       $         -       $       801       $     5,029
                                             =============     =============     =============     =============

                                                                            1996
                                             -------------------------------------------------------------------
                                                 Cost /            Gross             Gross           Estimated
                                               Amortized         Unrealized        Unrealized          Fair
                                                 Cost              Gains             Losses            Value
                                             -------------     -------------     -------------     -------------
 Fixed maturity securities:
  Corporate debt securities                   $   212,290       $     4,743       $       556       $   216,477
  Mortgage-backed securities                       46,204               827               383            46,648
  U.S. government and agencies                        830               230                 -             1,060
  Foreign governments                               5,017                10               109             4,918
                                             -------------     -------------     -------------     -------------

   Total fixed maturity securities            $   264,341       $     5,810       $     1,048       $   269,103
                                             =============     =============     =============     =============

 Equity securities:
  Non-redeemable preferred stocks             $     7,237       $     2,429       $        38       $     9,628
  Common stocks                                     1,738               260               767             1,231
                                             -------------     -------------     -------------     -------------

     Total equity securities                  $     8,975       $     2,689       $       805       $    10,859
                                             =============     =============     =============     =============


The amortized cost and estimated fair value of fixed maturity securities at December 31, 1997 by contractual maturity were:


                                                               Estimated
                                              Amortized          Fair
                                                 Cost            Value
                                             -----------      -----------
 Fixed maturity securities:
 Due in one year or less                      $  33,356        $  33,722
 Due after one year through five years          113,217          115,861
 Due after five years through ten years          51,746           52,536
 Due after ten years                             17,650           17,983
                                             -----------      -----------
                                                215,969          220,102
 Mortgage-backed securities                      34,726           35,856
                                             -----------      -----------

   Total fixed maturity securities            $ 250,695        $ 255,958
                                             ===========      ===========

Fixed maturity securities not due at a single maturity date have been included in the preceding table in the year of final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 1997 by rating agency equivalent were:

                                                     Estimated
                                     Amortized         Fair
                                       Cost            Value
                                    -----------     -----------
 AAA                                 $  76,429       $  78,021
 AA                                     18,804          19,191
 A                                      74,572          75,612
 BBB                                    70,762          73,204
 Non-investment grade                   10,128           9,930
                                    -----------     -----------

   Total fixed maturity securities   $ 250,695       $ 255,958
                                    ===========     ===========

The Company has recorded certain adjustments to deferred policy acquisition costs and policyholders' account balances in conjunction with investments classified as available-for-sale. The Company adjusts those assets and liabilities as if the unrealized investment gains or losses from securities classified as available-for-sale had actually been realized, with corresponding credits or charges reported directly to shareholder's equity. The following reconciles the net unrealized investment gain (loss) on investment securities classified as available-for-sale as of December 31:

                                                 1997            1996
                                             -----------     -----------
 Assets:
  Fixed maturity securities                   $   5,263       $   4,762
  Equity securities                                (801)          1,884
                                             -----------     -----------
                                                  4,462           6,646
                                             -----------     -----------

 Liabilities:
  Policyholders' account balances                 5,032           4,962
  Federal income taxes - deferred                  (200)            589
                                             -----------     -----------
                                                  4,832           5,551
                                             -----------     -----------

 Stockholder's equity:
  Net unrealized investment gain (loss) on
  investment securities                       $    (370)      $  1,095
                                             ===========     ==========

Proceeds and gross realized investment gains and losses from the sale of available-for-sale securities for the years ended December 31 were:

                                         1997           1996           1995
                                     -----------    -----------    -----------
 Proceeds                             $  88,882      $ 155,645      $  68,736
 Gross realized investment gains          4,077          2,677          1,709
 Gross realized investment losses         2,130            508          1,640


The Company owned investment securities of $1,076 and $1,060 that were deposited with insurance regulatory authorities at December 31, 1997 and 1996, respectively.


Net investment income arose from the following sources for the years ended December 31:

                                         1997           1996           1995
                                     -----------    -----------    -----------
 Fixed maturity securities            $  19,815      $  22,153      $  25,046
 Equity securities                          761            183              -
 Mortgage loans                              81            388             686
 Policy loans on insurance contracts      4,333          4,133           3,903
 Cash and cash equivalents                1,293          1,559           1,103
 Other                                       65              -               -
                                     -----------    -----------    ------------

 Gross investment income                 26,348         28,416          30,738
 Less investment expenses                  (883)          (896)           (919)
                                     -----------    -----------    ------------

 Net investment income                $  25,465      $  27,520      $   29,819
                                     ===========    ===========    ============

Net realized investment gains (losses), including changes in valuation allowances, for the years ended December 31:

                                         1997          1996            1995
                                     -----------    -----------    ------------

 Fixed maturity securities            $  (1,268)     $     657      $      985
 Equity securities                        3,215          1,512            (916)
 Mortgage loans                               -              -            (334)
                                     -----------    -----------    ------------

 Net realized investment gains
   (losses)                           $  1,947      $   2,169      $     (265)
                                     ===========    ===========    ============

The following is a reconciliation of the change in valuation allowances which have been recorded to reflect other-than-temporary declines in estimated fair value of mortgage loans for the years ended December 31, 1995. During 1997 and 1996, there were no valuation allowances recorded:

           Balance at      Additions                         Balance at
           Beginning       Charged to        Write -           End
           of Year         Operations        Downs           of Year
          ------------    ------------    ------------    ------------

1995        1,536                  -            1,536               -

The Company held no investments at December 31, 1997 which have been non-income producing for the preceding twelve months.

NOTE 4: FEDERAL INCOME TAXES

The following is a reconciliation of the provision for income taxes based on earnings before federal income taxes, computed using the Federal statutory tax rate, with the provision for income taxes for the years ended December 31:

                                                                      1997          1996          1995
                                                                   ---------     ---------     ---------
  Provision for income taxes computed at Federal statutory rate     $ 5,133       $ 4,833       $ 5,334
  State corporate income taxes                                            -           (10)          (91)
  Decrease in income taxes resulting from:
     Dividend received deduction                                       (160)         (235)          (31)
     Other                                                                -             2           (34)
                                                                   ---------     ---------     ----------
       Federal income tax provision                                 $ 4,973       $ 4,590       $  5,178
                                                                   =========     =========     ==========

The Federal statutory rate for each of the three years in the period ended December 31, 1997 was 35%.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

                                                                      1997          1996          1995
                                                                   ---------     ---------     ---------
  Deferred policy acquisition costs                                 $   315       $  (259)      $ 1,239
  Policyholders' account balances                                      (140)        4,053           738
  Liability for guaranty fund assessments                               (50)           50             -
  Investment adjustments                                              1,943           642         1,445
  Other                                                                   -             2            64
                                                                   ---------     ---------     ---------

  Deferred Federal income tax provision                             $ 2,068       $ 4,488       $ 3,486
                                                                   =========     =========     =========

 Deferred tax assets and liabilities as of December 31 are determined as follows:

                                                                     1997          1996
                                                                   ---------     ---------
  Deferred tax assets:
   Policyholders' account balances                                  $ 4,364       $ 4,224
   Investment adjustments                                                (4)        1,939
   Net unrealized investment loss                                       200             -
                                                                   ---------     ---------
      Total deferred tax assets                                       4,560         6,163
                                                                   ---------     ---------

  Deferred tax liabilities:
   Deferred policy acquisition costs                                  6,465         6,150
   Liability for guaranty fund assessments                                -            50
   Net unrealized investment gain                                         -           589
                                                                   ---------     ---------
      Total deferred tax liabilities                                  6,465         6,789
                                                                   ---------     ---------

      Net deferred tax liability                                    $ 1,905       $   626
                                                                   =========     =========

The Company anticipates that all deferred tax assets will be realized, therefore no valuation allowance has been provided.


NOTE 5: RELATED PARTY TRANSACTIONS

The Company and MLIG are parties to a service agreement whereby MLIG has agreed to provide certain accounting, data processing, legal, actuarial, management, advertising and other services to the Company. Expenses incurred by MLIG in relation to this service agreement are reimbursed by the Company on an allocated cost basis. Charges billed to the Company by MLIG pursuant to the agreement were $4,305, $4,258 and $3,968 for 1997, 1996 and
1995 respectively. The Company is allocated interest expense on its accounts payable to MLIG which approximates the daily Federal funds rate. Total intercompany interest paid was $64, $74 and $88 for 1997, 1996 and 1995, respectively.

The Company and Merrill Lynch Asset Management, L.P. ("MLAM") are parties to a service agreement whereby MLAM has agreed to provide certain invested asset management services to the Company. The Company pays a fee to MLAM for these services through the MLIG service agreement. Charges attributable to this agreement and allocated to the Company by MLIG were $159, $186 and $206 for 1997, 1996 and 1995, respectively.

The Company has a general agency agreement with Merrill Lynch Life Agency Inc. ("MLLA") whereby registered representatives of MLPF&S, who are the Company's licensed insurance agents, solicit applications for contracts to be issued by the Company. MLLA is paid commissions for the contracts sold by such agents. Commissions paid to MLLA were $4,130, $1,334 and $2,424 for 1997, 1996 and 1995, respectively. Substantially all of these commissions were capitalized as deferred policy acquisition costs and are being amortized in accordance with the policy discussed in Note 1.

In connection with the acquisition of a block of variable life insurance business from Monarch Life Insurance Company ("Monarch Life"), the Company borrowed funds from Merrill Lynch & Co. to partially finance the transaction. As of December 31, 1997 and 1996, the outstanding balance of these loans were $1,156 and $3,075, respectively. Repayments made on these loans during 1997, 1996, and 1995 were $1,919, $0 and $1,261, respectively. Interest was calculated on these loans at LIBOR plus 150 basis points. Intercompany interest paid on these loans during 1997, 1996 and 1995 was $359, $366 and $359, respectively.

Affiliated agreements generally contain reciprocal indemnity provisions pertaining to each party's representations and contractual obligations thereunder.

NOTE 6: STOCKHOLDER'S EQUITY AND STATUTORY REGULATIONS

Notice of intention to declare a dividend must be filed with the New York Superintendent of Insurance who may disallow the payment. During 1997 and 1996, the Company paid dividends of $15,000 and $35,000, respectively, to MLIG. No dividends were declared or paid during 1995. Statutory capital and surplus at December 31, 1997 and 1996, was $51,080 and $52,895,
respectively.

Applicable insurance department regulations require that the Company report its accounts in accordance with statutory accounting practices. Statutory accounting practices primarily differ from the principals utilized in these financial statements by charging policy acquisition costs to expense as incurred, establishing future policy benefit reserves using different actuarial assumptions, not providing for deferred income taxes and valuing securities on a different basis. The Company's statutory net income for 1997, 1996 and 1995 was $9,888, $12,884 and $3,080, respectively.

The National Association of Insurance Commissioners ("NAIC") utilizes the Risk Based Capital ("RBC") adequacy monitoring system. The RBC calculates the amount of adjusted capital which a life insurance company should have based upon that company's risk profile. As of December 31, 1997, and 1996, based on the RBC formula, the Company's total adjusted capital level was 649% and 626%, respectively, of the minimum amount of capital required to avoid regulatory action.




NOTE 7: COMMITMENTS AND CONTINGENCIES

State insurance laws generally require that all life insurers who are licensed to transact business within a state become members of the state's life insurance guaranty association. These associations have been established for the protection of policyholders from loss (within specified limits) as a result of the insolvency of an insurer. At the time an insolvency occurs, the guaranty association assesses the remaining members of the association an amount sufficient to satisfy the insolvent insurer's policyholder obligations (within specified limits). Based upon the public information available at this time, management believes the Company has no material financial obligations to state guaranty associations.

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on the financial position or results of operations of the Company.

NOTE 8.  LIFE INSURANCE IN FORCE

                                                                   ASSUMED                PERCENTAGE
                                                      CEDED TO      FROM                  OF AMOUNT
                                             GROSS      OTHER       OTHER        NET       ASSUMED
                                            AMOUNT    COMPANIES   COMPANIES    AMOUNT       TO NET
                                            -------   ---------   ---------   ---------   ----------
Life Insurance in force...................  894,547    154,754     892,383    1,632,176      55%

                                    APPENDIX

The tables below are designed to show the impact of the Market Value Adjustment and withdrawal charge on a single premium of $10,000. Table 1 assumes the premium is allocated to a subaccount with a 10-year Guarantee Period with a guaranteed rate of interest of 5.3%. Table 2 assumes the premium is allocated to a subaccount with a 5-year Guarantee Period with a guaranteed rate of 5.0%. The Market Value Adjustments are based on interpolated current interest rates (defined in the Contract as "B") of 3.3%, 5.3% and 7.3% in the 10 year guarantee table and 3.0%, 5.0% and 7.0% in the 5 year guarantee table. The net subaccount values shown in the tables are the maximum amount available as cash withdrawals. Although the withdrawal charge is in each case a fixed percentage of the amount withdrawn, the amount of the charge for withdrawals made at the end of each year varies as a result of the Market Value Adjustment. Values shown in the tables have been rounded to the nearest dollar, and therefore the figures under the net subaccount value columns may not precisely equal amounts set forth in the subaccount value, plus the Market Value Adjustment, less the withdrawal charge columns.

                                    TABLE 1

                          ---------------------------------------------------------------------------------------------------------
                                      MARKET VALUE ADJUSTMENTS, WITHDRAWAL CHARGES AND NET SUBACCOUNT VALUE BASED ON
                                                          INTERPOLATED CURRENT INTEREST RATES OF:
                          ---------------------------------------------------------------------------------------------------------
                                       3.30%                               5.30%                               7.30%
-----------------------------------------------------------------------------------------------------------------------------------
  END OF                  MARKET       WITH-      NET SUB     MARKET       WITH-      NET SUB     MARKET       WITH-      NET SUB
   CERT.     SUB ACC.      VALUE      DRAWAL      ACCOUNT      VALUE      DRAWAL      ACCOUNT      VALUE      DRAWAL      ACCOUNT
   YEAR        VALUE      ADJUST.     CHARGE       VALUE      ADJUST.     CHARGE       VALUE      ADJUST.     CHARGE       VALUE
-----------------------------------------------------------------------------------------------------------------------------------
     1        10,530       1,923        321       12,132        -0-         272       10,258      (1,604)       230        8,695
     2        11,088       1,783        332       12,539        -0-         286       10,802      (1,515)       247        9,326
     3        11,676       1,628        343       12,960        -0-         301       11,374      (1,408)       265       10,003
     4        12,295       1,456        355       13,395        -0-         317       11,977      (1,282)       284       10,728
     5        12,946       1,266        367       13,845        -0-         334       12,612      (1,135)       305       11,506
     6        13,632       1,057        379       14,310        -0-         352       13,280       (965)        327       12,341
     7        14,355        827         392       14,790        -0-         371       13,984       (769)        351       13,236
     8        15,116        575         405       15,286        -0-         390       14,725       (544)        376       14,195
     9        15,917        302         318       15,901        -0-         312       15,605       (291)        306       15,319
    10        16,760        -0-         -0-       16,760        -0-         -0-       16,760        -0-         -0-       16,760
-----------------------------------------------------------------------------------------------------------------------------------

                                    TABLE 2

                          ---------------------------------------------------------------------------------------------------------
                                      MARKET VALUE ADJUSTMENTS, WITHDRAWAL CHARGES AND NET SUBACCOUNT VALUE BASED ON
                                                          INTERPOLATED CURRENT INTEREST RATES OF:
                          ---------------------------------------------------------------------------------------------------------
                                       3.00%                               5.00%                               7.00%
-----------------------------------------------------------------------------------------------------------------------------------
  END OF                  MARKET       WITH-      NET SUB     MARKET       WITH-      NET SUB     MARKET       WITH-      NET SUB
   CERT.     SUB ACC.      VALUE      DRAWAL      ACCOUNT      VALUE      DRAWAL      ACCOUNT      VALUE      DRAWAL      ACCOUNT
   YEAR        VALUE      ADJUST.     CHARGE       VALUE      ADJUST.     CHARGE       VALUE      ADJUST.     CHARGE       VALUE
-----------------------------------------------------------------------------------------------------------------------------------
     1        10,500        818         276       11,041        -0-         256       10,244       (746)        238        9,516
     2        11,025        638         284       11,378        -0-         269       10,756       (593)        254       10,178
     3        11,576        442         293       11,726        -0-         282       11,294       (419)        272       10,885
     4        12,155        230         302       12,083        -0-         296       11,859       (222)        291       11,642
     5        12,763        -0-         -0-       12,763        -0-         -0-       12,763        -0-         -0-       12,763
-----------------------------------------------------------------------------------------------------------------------------------

The formulas used in determining the amounts shown in the above tables are as follows:

                                                 Subaccount Value
                            -------------------------------------------------------------
                                                          1 + Current Interest Rate           n/365
(1) Net Subaccount Value =  Withdrawal Factor +    (    ------------------------------   )
                                                         1 + Guaranteed Interest Rate

(2) Withdrawal Charge = Net Subaccount Value X Withdrawal Factor

                                                               1 + Current Interest Rate           n/365
(3) Market Value Adjustment = Net           [     1-    (    ------------------------------   )            ]
    Subaccount Value X                                        1 + Guaranteed Interest Rate

(4) Withdrawal Factor is the Lessor of:

     (a) Guaranteed Interest Rate
         ------------------------
                  2

                 or

     (b) 10%   in Contract Year 1,
          9%   in Contract Year 2,
          8%   in Contract Year 3,
          7%   in Contract Year 4,
          6%   in Contract Year 5,
          5%   in Contract Year 6,
          4%   in Contract Year 7,
          3%   in Contract Year 8,
          2%   in Contract Year 9,
          1%   in Contract Year 10,
          0%   in Contract Year 11 and later

(5) "n" is the number of days remaining in the Guarantee Period of the subaccount, but not less than 365.

                                    PART II

                    INFORMATION NOT REQUIRED IN A PROSPECTUS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not applicable.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

AMENDED AND RESTATED BY-LAWS OF ML LIFE INSURANCE COMPANY OF NEW YORK, ARTICLE
VII

Section 7.1--Indemnification of Directors, Officers, Employees and Incorporators

To the extent permitted by New York law, directors, officers, employees and incorporators (i) shall be indemnified by the Company for liabilities and expenses incurred by such person by reason of the fact that he, his testator, or intestate serves or served in such capacity and (ii) may be indemnified by the Company for liabilities and expenses incurred by such person, by reason of the fact that he, his testator, or intestate serves or served as a director, officer, employee or incorporator of another corporation at the request of the Company.

BY-LAWS OF MERRILL LYNCH & CO., INC.,

Section 2--Indemnification by Corporation

Any persons serving as an officer, director or trustee of a corporation, trust or other enterprise, including the Registrant, at the request of Merrill Lynch are entitled to indemnification from Merrill Lynch, to the fullest extent authorized or permitted by law, for liabilities with respect to actions taken or omitted by such persons in any capacity in which such persons serve Merrill Lynch or such other corporation, trust or other enterprise. Any action initiated by any such person for which indemnification is provided shall be approved by the Board of Directors of Merrill Lynch prior to such initiation.

DIRECTORS' AND OFFICERS' INSURANCE

Merrill Lynch has purchased from Corporate Officers' and Directors' Assurance Company directors' and officers' liability insurance policies which cover, in addition to the indemnification described above, liabilities for which indemnification is not provided under the By-Laws. The Company will pay an allocable portion of the insurance premium paid by Merrill Lynch with respect to such insurance policy.

NEW YORK BUSINESS CORPORATION LAW

In addition, Sections 722, 723 and 724 of the New York Business Corporation Law generally provide that a corporation has the power (and in some instances the obligation) to indemnify a director or officer of the corporation, or a person serving at the request of the corporation as a director or officer of another corporation or other enterprise against any judgments, amounts paid in settlement, and reasonably incurred expenses in a civil or criminal action or proceeding if the director or officer acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (or, in the case of a criminal action or proceeding, if he or she in addition had no reasonable cause to believe that his or her conduct was unlawful).

SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

     1           Underwriting Agreement Between ML Life Insurance Company of
                 New York and Merrill Lynch Pierce, Fenner & Smith
                 Incorporated (Incorporated by Reference to Registrant's Form
                 S-1 Registration No. 33-34562, Filed April 26, 1990.)
     3(a)        Certificate of Amendment and Restatement of Charter of Royal
                 Tandem Life Insurance Company (Incorporated by Reference to
                 Registrant's Form S-1 Registration No. 33-34562, Filed April
                 26, 1990.)
     3(b) By-Laws of Royal Tandem Life Insurance Company (Incorporated by Reference to Registrant's Form S-1 Registration No.
                 33-34562, Filed April 26, 1990.)
     3(c)        Amended Charter of ML Life Insurance Company of New York
                 (Incorporated by Reference to Registrant's Post-Effective
                 Amendment No. 3 to Form S-1 Registration No. 33-34562, Filed
                 March 30, 1992.)
     3(d)        By-Laws of ML Life Insurance Company of New York
                 (Incorporated by Reference to Registrant's Post-Effective
                 Amendment No. 3 to Form S-1 Registration No. 33-34562, Filed
                 March 30, 1992.)
     4(a)(1)     Modified Guaranteed Annuity Contract (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
     4(a)(2)     Modified Guaranteed Annuity Contract MLNY-AY-991/94.
                 (Incorporated by Reference to Registrant's Post-Effective
                 Amendment No. 3 to Form S-1 Registration No. 33-60288, Filed
                 December 7, 1994.)
     4(b)        Modified Guaranteed Annuity Contract Application MLNY-AY-950
                 (Incorporated by Reference to Registrant's Pre-Effective
                 Amendment No. 1 to Form S-1 Registration No. 33-34562, Filed
                 October 16, 1990.)
     4(c)(1)     Qualified Retirement Plan Endorsement (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
     4(c)(2)     Qualified Retirement Plan Endorsement MLNY-AYQ-991/94.
                 (Incorporated by Reference to Registrant's Post-Effective
                 Amendment No. 3 to Form S-1 Registration No. 33-60288, Filed
                 December 7, 1994.)
     4(d)(1)     IRA Endorsement MLNY-AYIRA-991 (Incorporated by Reference to
                 Registrant's Pre-Effective Amendment No. 1 to Form S-1
                 Registration No. 33-34562, Filed October 16, 1990.)
     4(d)(2)     IRA Endorsement, MLNY009 (Incorporated by Reference to
                 Registrant's Post-Effective Amendment No. 1 to Form S-1
                 Registration No. 33-60288, Filed March 31, 1994.)
     4(e) Company Name Change Endorsement (Incorporated by Reference to Registrant's Post-Effective Amendment No. 3 to Form S-1
                 Registration No. 33-34562, Filed March 30, 1992.)
     5 Opinion of Barry G. Skolnick, Esq. and Consent to its use as to the legality of the securities being registered
    10(a)        General Agency Agreement Between Royal Tandem Life Insurance
                 Company and Merrill Lynch Life Agency Inc. (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
    10(b)        Investment Management Agreement By and Between Royal Tandem
                 Life Insurance Company and Equitable Capital Management
                 Corporation (Incorporated by Reference to Registrant's
                 Pre-Effective Amendment No. 1 to Form S-1 Registration No.
                 33-34562, Filed October 16, 1990.)

    10(c)        Shareholders' Agreement By and Among The Equitable Life
                 Assurance Society of the United States and Merrill Lynch &
                 Co., Inc. and Tandem Financial Group, Inc. (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
    10(d)        Service Agreement By and Between Royal Tandem Life Insurance
                 Company and Tandem Financial Group, Inc. (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
    10(e)        Service Agreement By and Between Tandem Financial Group,
                 Inc. and Merrill Lynch & Co., Inc. (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
    10(f)        Form of Investment Management Agreement By and Between Royal
                 Tandem Life Insurance Company and Merrill Lynch Asset
                 Management, Inc. (Incorporated by Reference to Registrant's
                 Post-Effective Amendment No. 1 to Form S-1 Registration No.
                 33-34562, Filed March 7, 1991.)
    10(g)        Assumption Reinsurance Agreement By and Among Merrill Lynch
                 Life Insurance Company and Tandem Insurance Group, Inc. and
                 Royal Tandem Life Insurance Company and Family Life
                 Insurance Company (Incorporated by Reference to Registrant's
                 Post-Effective Amendment No. 3 to Form S-1 Registration No.
                 33-34562, Filed March 30, 1992.)
    10(h)        Indemnity Agreement Between ML Life Insurance Company of New
                 York and Merrill Lynch Life Agency Inc. (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 3 to
                 Form S-1 Registration No. 33-34562, Filed March 30, 1992.)
    10(i)        Amended General Agency Agreement Between ML Life Insurance
                 Company of New York and Merrill Lynch Life Agency Inc.
                 (Incorporated by Reference to Registrant's Post-Effective
                 Amendment No. 3 to Form S-1 Registration No. 33-34562, Filed
                 March 30, 1992.)
    10(j)        Amended Management Agreement Between ML Life Insurance
                 Company of New York and Merrill Lynch Asset Management, Inc.
                 (Incorporated by Reference to Registrant's Form S-1, Filed
                 March 30, 1993.)
    10(k)        Mortgage Loan Servicing Agreement Between ML Life Insurance
                 Company of New York and Merrill Lynch & Co., Inc.
                 (Incorporated by Reference to Registrant's Post-Effective
                 Amendment No. 4 to Form S-1 Registration No. 33-60288, Filed
                 March 29, 1995.)
    23(a)        Written Consent of Sutherland, Asbill & Brennan LLP
    23(b)        Written Consent of Deloitte & Touche LLP, independent
                 auditors
    24(a)        Power of attorney from Frederick J.C. Butler (Incorporated by Reference to Registrant's Post-Effective Amendment No. 1
                 to Form S-1 Registration No. 33-60288, Filed March 31,
                 1994.)
    24(b)        Power of attorney from Michael P. Cogswell (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(c)        Power of attorney from Sandra K. Cox (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(d)        Power of attorney from Joseph E. Crowne (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(e)        Power of attorney from David M. Dunford (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(f)        Power of attorney from Francis X. Ervin, Jr. (Incorporated by Reference to Registrant's Post-Effective Amendment No. 5
                 to Form S-1 Registration No. 33-60288, Filed March 26,
                 1996.)
    24(g)        Power of attorney from Gail R. Farkas (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 5 to
                 Form S-1 Registration No. 33-60288, Filed March 26, 1996.)
    24(h)        Power of attorney from John C.R. Hele (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(i)        Power of attorney from Robert L. Israeloff (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(j)        Power of attorney from Allen N. Jones (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 6 to
                 Form S-1 Registration No. 33-60288, Filed March 27, 1997.)

24(k)        Power of attorney from Cynthia L. Kahn (Incorporated by Reference to Registrant's Post-
             Effective Amendment No. 1 to Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
24(l)        Power of attorney from Robert A. King (Incorporated by Reference to Registrant's Post-Effective
             Amendment No. 1 to Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
24(m)        Power of attorney from Irving M. Pollack (Incorporated by Reference to Registrant's Post-
             Effective Amendment No. 1 to Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
24(n)        Power of attorney from Barry G. Skolnick (Incorporated by Reference to Registrant's Post-
             Effective Amendment No. 1 to Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
24(o)        Power of attorney from William A. Wilde (Incorporated by Reference to Registrant's Post-
             Effective Amendment No. 1 to Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
24(p)        Power of attorney from Anthony J. Vespa (Incorporated by Reference to Registrant's Post-
             Effective Amendment No. 1 to Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
24(q)        Power of attorney from Stanley C. Peterson.

(b) Financial Statement Schedules

None.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plainsboro, State of New Jersey, on this 30th day of March, 1998.

ATTEST:                                                ML LIFE INSURANCE COMPANY OF NEW YORK
                                                       (Registrant)

/s/ EDWARD W. DIFFIN, JR.                              By: /s/ BARRY G. SKOLNICK
-----------------------------------------------------  -------------------------------------------------
Edward W. Diffin, Jr.                                      Barry G. Skolnick
Vice President                                             Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on this 30th day of March, 1998.

                      SIGNATURE                                                  TITLE
                      ---------                                                  -----
*                                                        Chairman of the Board, President, and Chief Executive
-----------------------------------------------------      Officer
Anthony J. Vespa
*                                                        Director, Senior Vice President, Chief Financial
-----------------------------------------------------      Officer, Chief Actuary, and Treasurer
Joseph E. Crowne, Jr.
*                                                        Director, Senior Vice President, and Chief Investment
-----------------------------------------------------      Officer
David M. Dunford
*                                                        Director and Senior Vice President
-----------------------------------------------------
Gail R. Farkas
*                                                        Director, Vice President, and Senior Counsel
-----------------------------------------------------
Michael P. Cogswell
*                                                        Director
-----------------------------------------------------
Frederick J.C. Butler
*                                                        Director
-----------------------------------------------------
Robert L. Israeloff
*                                                        Director
-----------------------------------------------------
Allen N. Jones
*                                                        Director
-----------------------------------------------------
Cynthia L. Kahn
*                                                        Director
-----------------------------------------------------
Robert A. King
*                                                        Director
-----------------------------------------------------
Stanley C. Peterson
*                                                        Director
-----------------------------------------------------
Irving M. Pollack

*By: /s/ BARRY G. SKOLNICK                               In his own capacity as Director, Senior Vice
-----------------------------------------------------      President, and General Counsel and as
     Barry G. Skolnick                                     Attorney-in-Fact


                                 EXHIBIT INDEX

(a) Exhibits.

    EXHIBIT                               DESCRIPTION                             PAGE
    -------                               -----------                             ----
   5              Opinion of Barry G. Skolnick, Esq. and Consent to its use as
                  to the legality of the securities being registered..........
  23(a)           Written Consent of Sutherland, Asbill & Brennan LLP.........
  23(b)           Written Consent of Deloitte & Touche LLP, independent
                  auditors....................................................
  24(q)           Power of attorney from Stanley C. Peterson..................